Exhibit 99.26

CONSOLIDATED FINANCIAL STATEMENTS OF

Fire & Flower Holdings Corp.

FOR THE FISCAL YEARS ENDED FEBRUARY 1, 2020 AND FEBRUARY 2, 2019

MANAGEMENT’S REPORT

Management is responsible for preparing the consolidated financial statements and the notes hereto. These consolidated financial statements have been prepared in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board, using the best estimates and judgments of management, where appropriate.

Management is also responsible for maintaining a system of internal controls designed to provide reasonable assurance that assets are safeguarded and that accounting systems provide timely, accurate and reliable information.

The Board of Directors is responsible for approving the consolidated financial statements, primarily through its Audit Committee. This committee, which holds periodic meetings with members of management as well as with the independent external auditors, reviewed the consolidated financial statements and recommended their approval to the Board of Directors.

The external auditors have full and unrestricted access to the Audit Committee to discuss their audits and related findings as to the integrity of the financial reporting process.

/s/ “Trevor Fencott”	/s/ “Nadia Vattovaz”
Trevor Fencott, Chief Executive Officer	Nadia Vattovaz, Chief Financial Officer & Executive Vice President of Operations

April 29, 2020

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Independent auditor’s report

To the Shareholders of Fire & Flower Holdings Corp.

Our opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Fire & Flower Holdings Corp. and its subsidiaries (together, the Company) as at February 1, 2020 and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

What we have audited

The Company’s consolidated financial statements comprise:

●	the consolidated statement of financial position as at February 1, 2020;

●	the consolidated statement of loss and comprehensive loss for the year then ended;

●	the consolidated statement of changes in shareholders’ equity for the year then ended;

●	the consolidated statement of cash flows the year then ended; and

●	the notes to the consolidated financial statements, which include a summary of significant accounting policies.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

Comparative information

The financial statements of the Company for the year ended February 2, 2019 were audited by another auditor who expressed an unmodified opinion on those statements on May 22, 2019.

PricewaterhouseCoopers LLP

PwC Centre, 354 Davis Road, Suite 600, Oakville, Ontario, Canada L6J 0C5

T: +1 905 815 6300, F: +1 905 815 6499

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

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Other information

Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

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As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Neil Rostant.

Chartered Professional Accountants, Licensed Public Accountants

Oakville, Ontario

April 29, 2020

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Fire & Flower Holdings Corp.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In Canadian Dollars)

	As at	As at
	February 1, 2020	February 2, 2019
	$	$
Assets
Current assets
Cash and cash equivalents (note 9)	22,900,078	10,410,330
Restricted cash (note 18 (a))	-	34,544,793
Short-term investments	5,000,000	-
Trade and other receivables (note 10)	4,161,157	1,754,836
Merchandise inventories (note 11)	5,875,407	4,079,122
Deposits held in trust	595,188	2,963,932
Prepaid expenses	3,678,235	862,274
Other current assets (notes 12 & 27)	828,463	-
Total current assets	43,038,528	54,615,287
Non-current assets
Deposits held in trust	2,469,702	1,254,055
Property, plant and equipment, net (note 13)	34,398,514	20,865,646
Right-of-use assets, net (note 16)	33,632,570	-
Intangible assets, net (note 14)	35,782,371	3,366,287
Other non-current assets (note 12)	1,282,000	-
Goodwill (note 14)	402,312	402,312
Total assets	151,005,997	80,503,587
Liabilities
Current liabilities
Accounts payable and accrued liabilities	12,728,077	14,471,928
Debentures (note 17)	38,153,630	25,683,347
Derivative liability (note 17)	2,077,808	11,252,692
Deferred revenue	281,448	-
Provisions (note 15)	265,091	1,661,757
Lease liabilities (note 16)	3,074,804	-
Total current liabilities	56,580,858	53,069,724
Non-current liabilities
Debentures (note 17)	13,347,527	-
Lease liabilities (note 16)	33,787,447	-
Other non-current liabilities	380,285	435,499
Total liabilities	104,096,117	53,505,223
Shareholders’ equity
Share capital	106,067,417	26,375,736
Common shares to be issued	1,232,600	34,290,181
Debenture equity (note 17)	1,755,656	-
Warrant reserve	6,270,668	5,095,633
Contributed surplus	3,771,364	830,183
Accumulated deficit	(72,187,825)	(39,593,369)
Total shareholders’ equity	46,909,880	26,998,364
Total liabilities and shareholders’ equity	151,005,997	80,503,587

Commitments and contingencies (notes 27)
Subsequent events (note 29)

/s/ “Trevor Fencott”, Director Trevor Fencott	/s/ “Sharon Ranson”, Director Sharon Ranson

The accompanying notes are an integral part of these consolidated financial statements.

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Fire & Flower Holdings Corp.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(In Canadian Dollars)

	Fiscal Years Ended
	February 1, 2020	February 2, 2019
	$	$
Revenue
Retail	42,910,122	11,658,241
Wholesale	5,574,375	795,407
Digital development	2,621,617	525,508
Total revenue	51,106,114	12,979,156
Cost of goods sold
Merchandise (note 11)	32,498,556	8,001,658
Gross profit	18,607,558	4,977,498
Expenses
General and administrative (note 19)	30,259,052	20,812,177
Share-based payments (note 18)	3,100,883	5,671,693
Marketing and promotion	1,679,148	3,031,523
Acquisition and business development costs	492,462	210,933
Depreciation & amortization (notes 13, 14, 16)	7,652,526	495,368
Impairment (notes 13 & 12)	4,612,676	-
Restructuring charges (note 15)	6,468,856	-
Total expenses	54,265,603	30,221,694
Loss from operations	(35,658,045)	(25,244,196)
Other income (expenses)
Listing expense (note 7)	(1,834,674)	(470,000)
Gain (loss) on revaluation of derivative liability (note 17)	31,192,658	(9,597,979)
Loss on extinguishment and revaluation of debentures (note 17)	(9,027,678)	-
Interest income	383,553	359,164
Finance costs (note 20)	(17,650,270)	(2,845,749)
Total other income (expenses)	3,063,589	(12,554,564)
Net loss and comprehensive loss	(32,594,456)	(37,798,760)
Net loss per share (note 22)
Basic	$(0.28)	$(0.55)
Diluted	$(0.28)	$(0.55)

The accompanying notes are an integral part of these consolidated financial statements.

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Fire & Flower Holdings Corp.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In Canadian Dollars)

	Common	Share	Shares to	Debenture	Warrant	Contributed	Total Shareholders’
	Shares	Capital	be issued	Equity	Reserve	Surplus	Deficit	Equity
	#	$	$	$	$	$	$	$
Balance, February 3, 2018	47,797,600	6,826,605	-	-	400,960	86,041	(1,794,609)	5,518,997
Issuance of common shares, net of costs - 2018 private placements (note 18)	23,760,364	14,064,403	-	-	3,464,093	-	-	17,528,496
Issuance of common shares - share based payments	133,333	200,000	-	-	-	-	-	200,000
Warrants issued	-	-	-	-	336,165	-	-	336,165
Broker warrants issued (note 18)	-	-	-	-	312,310	-	-	312,310
Acquisition of Hifyre Inc. (note 8)	700,000	512,000	623,200	-	-	-	-	1,135,200
Acquisition of 10945072 Canada Inc. (note 8)	454,545	500,000	-	-	-	-	-	500,000
Options vested (note 18)	-	-	-	-	-	862,668	-	862,668
Options exercised (note 18)	1,200,000	272,728	-	-	-	(118,526)	-	154,202
Issuance of shares for royalty cancellation (note 18)	3,478,260	4,000,000	-	-	-	-	-	4,000,000
Issuance of subscription receipts, net of costs (note 18)	-	-	33,666,981	-	582,105	-	-	34,249,086
Net loss and comprehensive loss	-	-	-	-	-	-	(37,798,760)	(37,798,760)
Balance, February 2, 2019	77,524,102	26,375,736	34,290,181	-	5,095,633	830,183	(39,593,369)	26,998,364
Conversion of subscription receipts (note 18)	24,333,334	33,666,981	(33,666,981)	-	-	-	-	-
Common shares retained under RTO (note 7)	1,446,257	2,169,386	-	-	-	-	-	2,169,386
Options and warrants retained under RTO (note 7)	-	-	-	-	33,606	114,936	-	148,542
Common shares to be issued - Ontario licenses (note 27)	-	-	887,000	-	-	-	-	887,000
Debentures - conversion option (note 17)	-	-	-	1,756,948	-	-	-	1,756,948
Share debentures issuance (note 17)	(7,250,000)	(5,800,000)	-	-	-	-	-	(5,800,000)
Conversion of debentures (note 17)	18,864,773	24,018,830	-	(1,292)	-	-	-	24,017,538
Common shares issued - debenture interest (note 17)	2,346,768	2,425,419	-	-	-	-	-	2,425,419
Common shares issued - store acquisitions (note 8)	13,394,964	16,623,028	-	-	-	-	-	16,623,028
Acquisition of Hifyre Inc. (note 8)	700,000	477,600	(277,600)	-	-	-	-	200,000
Issuance of June 2019 debenture warrants, net of costs (note 17)	-	-	-	-	1,532,784	-	-	1,532,784
Issuance of June 2019 debenture broker warrants (note 17)	-	-	-	-	681,837	-	-	681,837
Compensation warrants issued (note 18)	-	-	-	-	85,800	-	-	85,800
Options vested (note 18)	-	-	-	-	-	2,917,551	-	2,917,551
Options exercised (note 18)	880,639	270,296	-	-	-	(108,057)	-	162,239
Warrants exercised (note 18)	13,852,375	5,840,141	-	-	(1,142,241)	-	-	4,697,900
Warrants cancelled	-	-	-	-	(16,751)	16,751	-	-
Net loss and comprehensive loss	-	-	-	-	-	-	(32,594,456)	(32,594,456)
Balance, February 1, 2020	146,093,212	106,067,417	1,232,600	1,755,656	6,270,668	3,771,364	(72,187,825)	46,909,880

The accompanying notes are an integral part of these consolidated financial statements.

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Fire & Flower Holdings Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Canadian Dollars)

	Fiscal Years Ended
	February 1, 2020	February 2, 2019
	$	$
Operating activities
Net loss and comprehensive loss	(32,594,456)	(37,798,760)
Items not affecting cash Depreciation and Impairment of capital assets (note 13, 14, & 16)	12,265,203	495,368
Share-based compensation	3,003,351	5,671,693
Acquisition costs	-	104,159
Gain on revaluation of derivative liability (note 17)	(31,192,658)	9,597,979
Listing expense (note 7)	2,317,928	470,000
Interest expense on contingent consideration and convertible debentures	13,981,123	2,845,749
Transaction costs on issuance of debentures (note 17)	1,132,962	-
Accretion on lease liability	2,536,185	-
Debenture revaluation (gain) loss	9,027,676	-
Restructuring	6,468,856	-
Other non-cash charges	287,563	-
Changes in non-cash working capital items	(12,766,267)	(18,613,812)
Merchandise inventories	(1,347,941)	(3,978,722)
Trade and other receivables	(2,470,010)	(1,167,454)
Deposits held in trust	(297,127)	-
Lease deposits	(291,101)	(3,985,532)
Prepaid expenses	(3,644,424)	(435,511)
Deferred revenue	281,448	-
Accounts payable, accrued liabilities and other	(434,593)	14,020,417
Net cash used in operating activities	(20,970,015)	(14,160,614)
Financing activities
Conversion of subscription receipts under November 2018 financing (note 18)	34,544,793	-
Issuance of common shares and other equity securities (note 18)	-	17,759,971
Issuance of debentures (note 17)	53,177,968	27,317,000
Transaction costs on issuance of debentures (note 17)	(3,657,021)	(1,560,623)
Interest paid on debentures (note 17)	(1,116,907)	(1,146,732)
Exercise of warrants and options	4,860,139	154,202
Lease liability payments (note 16)	(3,613,134)	-
Net cash provided by financing activities	84,195,838	42,523,818
Investing activities
Acquisition of property, plant and equipment and intangible assets	(23,945,486)	(20,479,103)
Acquisition of subsidiaries	-	(1,276,626)
Prepaid deposits for long-term assets	(3,344,180)	-
Acquisition of retail stores & licences	(18,446,408)	-
Purchase of short-term investments	(5,000,000)	-
Net cash used in investing activities	(50,736,074)	(21,755,729)
Increase in cash	12,489,749	6,607,475
Cash and cash equivalents, beginning of period	10,410,330	3,802,855
Cash and cash equivalents, end of period	22,900,079	10,410,330
Components of cash and cash equivalents:
Cash	22,900,078	3,914,804
Cash equivalents	-	6,495,526
	22,900,078	10,410,330

The accompanying notes are an integral part of these consolidated financial statements.

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FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Fire & Flower Holdings Corp. (the “Company”) is a publicly traded company listed on the Toronto Stock Exchange (the “TSX”) under the symbol ‘FAF’. The Company is an independent cannabis retailer in Canada, with wholesale cannabis distribution and fulfilment business operations in Saskatchewan, Canada (“Open Fields Distribution”). The Company also operates a proprietary digital retail and analytics platform (the “Hifyre Digital Platform”) supporting e-commerce retail activities and providing a compliant technology system for cannabis licenced producers. The Company’s head office and registered office is located at 150 King Street West, Suite 308, Toronto, Ontario, M5H 1J9 Canada.

On February 13, 2019, the Company completed its qualifying transaction (the “RTO Transaction”), which was executed by way of a three-cornered amalgamation, pursuant to which Fire & Flower Inc. (“Old FFI”) amalgamated with 11048449 Canada Inc., a wholly- owned subsidiary of the Company, to form Fire & Flower Inc. (“New FFI”), resulting in the indirect acquisition by the Company of all the issued and outstanding securities of New FFI. This resulted in a reverse take-over (“RTO”) of the Company by the shareholders of New FFI.

In connection with the RTO Transaction, the Company: (a) consolidated its issued and outstanding common shares on a 10.64814815 to 1 basis; (b) changed its name to “Fire & Flower Holdings Corp.” from “Cinaport Acquisition Corp II” (a Capital Pool Company); and (c) continued the Company under the federal jurisdiction of Canada under the Canada Business Corporations Act. Results of the RTO Transaction are described in note 7.

On August 7, 2019, the Company graduated from the TSX Venture Exchange and commenced trading on the TSX.

2.	BASIS OF PRESENTATION

Statement of compliance

The Company’s consolidated financial statements for the fiscal years ended February 1, 2020 and February 2, 2019 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The policies applied in these consolidated financial statements were based on IFRS issued and outstanding as at February 1, 2020.

The consolidated financial statements were authorized for issuance by the Board of Directors on April 29, 2020.

Basis of presentation

The consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments that are measured at fair value. These consolidated financial statements are presented in Canadian dollars. The functional currency of each entity is measured using the currency of the primary economic environment in which the entity operates. The functional currency of the Company and its subsidiaries is the Canadian dollar.

Year-end date

The fiscal year of the Company consists of a fifty-two or fifty-three week period ending on the Saturday closest to January 31. Fiscal year 2019 represents the fifty-two weeks ended February 1, 2020 with a comparative fiscal year 2018 consisting of the fifty-two weeks ended on February 2, 2019. References to years in the consolidated financial statements relate to fiscal year or period rather than calendar year. The fiscal years ended February 1, 2020 and February 2, 2019 are referred to as “2019” and “2018”, respectively.

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FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

3.	PRINCIPLES OF CONSOLIDATION

Basis of consolidation

These consolidated financial statements include the effect of the completion of the RTO Transaction on February 13, 2019 and comprise the consolidated financial statements of the Company (the new legal parent post-RTO), which includes Old FFI and its wholly owned subsidiaries 10926671 Canada Ltd. and Hifyre Inc. (“Hifyre”). The comparative figures presented herein are the consolidated results of Old FFI.

Each subsidiary is fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continues to be consolidated until the date when such control ceases.

The consolidated financial statements include the accounts and results of operations of the Company and its wholly owned subsidiaries listed in the following table:

Entity Legal	Principal	Place of	Ownership Interest as at
Name (1)	Activity	Incorporation	February 1, 2020	February 2, 2019
Fire & Flower Holdings Corp.	Parent & Holding Company	Canada	Parent Company	n/a (2)
Subsidiaries and affiliates:
Fire & Flower Inc.	Retail Operations	Canada	100%	100%
10926671 Canada Ltd. (o/a Open Fields Distribution)	Wholesale Distribution and Fulfillment	Canada	100%	100%
Hifyre Inc. (3)	Digital Platform	Canada	100%	100%
11180703 Canada Inc.	Holding Company	Canada	100%	0%

(1)	Certain entities are not included within this list as these entities were acquired and wound down in the same fiscal year. These entities related to acquisitions of the Company during the fiscal year ended February 1, 2020. Refer to note 8 for further details.

(2)	Comparative data presented represents the ownership interests of Old FFI, prior to RTO Transaction.

(3)	Acquired business during the comparative fiscal year ended February 2, 2019. Refer to note 8 for further details.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Cash and cash equivalents, short-term Investments

Cash and cash equivalents include cash deposits in financial institutions and other short-term deposits that are readily convertible into cash, adjusted for in-transit items including outstanding cheques and deposits. Short-term deposits with maturity dates greater than 90 days are classified as Short-term investments.

Interest income is earned on the Company’s cash deposits and short-term investments in money market mutual funds and GIC’s.

b)	Inventory

Inventory is valued at the lower of cost and net realizable value.

Cost is determined using the average cost method. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Costs are comprised of all variable costs, and certain fixed costs, incurred in bringing inventories to the location and condition necessary for sale to customers. Storage and administrative overheads are expensed as incurred. Supplier rebates and discounts are recorded as a reduction in the cost of goods sold.

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FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

c)	Property, plant and equipment

Property, plant and equipment is measured at cost less accumulated depreciation and any accumulated impairment losses. Cost includes expenditures that can be directly attributed to the acquisition of the asset as well as the costs directly attributable to bringing the asset to the location and condition necessary for its use in operations. Depreciation is accounted for using the following terms and methods:

Fixed asset	Method	Depreciation periods
Land	Non-depreciable	Non-depreciable
Buildings	Straight-line	20 years
Leasehold improvements	Straight-line	Shorter of initial lease term plus one option renewal period and 10 years
Computer hardware and software, and equipment	Straight-line	5 years
Signage and displays	Straight-line	3 years
Vehicles	Straight-line	5 years
Furniture and fixtures	Straight-line	5 years

An asset’s residual value, useful life and depreciation method are reviewed at the end of each financial reporting period and adjusted where appropriate.

Gains and losses on disposal are determined by comparing the proceeds from disposal with the carrying amount of the equipment and are recognized in profit or loss.

Depreciation commences once the acquired asset is available for use or, in the case of leasehold improvements, at the later of that date and commencement of the lease of the property to which the leasehold improvement relates to.

d)	Intangible assets

Intangible assets with finite useful lives are carried at cost less accumulated depreciation and accumulated impairment losses. The estimated useful life and depreciation method are reviewed at the end of each financial reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Estimated useful lives are as follows:

Intangible assets	Method	Depreciation periods
Trademarks and patents	Straight-line	15 years
Acquired licenses	Straight-line	Over lease term of associated location
Capitalized software development	Straight-line	5 years
Product design	Straight-line	10 years
Acquired customer lists	Straight-line	5 years

Costs associated with maintaining computer software are recognized as an expense as incurred. Development costs that directly contribute to the design and testing of identifiable and unique products controlled by the Company, including directly attributable employee costs, are recognized as intangible assets.

Depreciation commences once the acquired asset is available for use or, in the case of patents or trademarks, on the date the license is acquired.

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FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

e)	Leases

At lease possession date, the Company recognizes a right-of-use asset and a lease liability on the balance sheet. The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any lease payments made in advance of the lease commencement date (net of any incentives received), initial direct costs, and any restoration costs of the underlying asset.

The Company depreciates the right-of-use assets on a straight-line over the lease term. The Company also assesses the right-of- use asset for impairment when such indicators exist.

At the possession date, the Company measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed) and variable lease payments that are based on an index or rate. Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest. It is remeasured to reflect any reassessment or modification, or if there are changes in in-substance fixed payments. When the lease liability is remeasured, the corresponding adjustment is reflected in the right-of-use asset, or profit and loss if the right-of-use asset is already reduced to zero.

Variable lease payments that are not based on an index or a rate are not included in the measurement of both the lease liabilities and right-of-use assets. The related liabilities are recognized as an expense in the period in which the conditions that trigger those payments occur and are recorded as general and administrative expenses in the consolidated statement of income/loss.

The Company has elected to account for short-term leases and leases of low-value assets using the practical expedients. Instead of recognizing a right-of-use asset and lease liability, the payments in relation to these are recognized as an expense in profit or loss on a straight-line basis over the lease term.

f)	Impairment of non-financial assets

Non-financial assets, including property, plant and equipment, right-of-use assets, and intangible assets are reviewed for impairment at the end of each financial reporting period. If any such indications exist, the asset’s recoverable amount is estimated and compared to its carrying amount.

The recoverable amount of an asset or cash-generating-unit is the higher of an asset’s fair value less costs to sell (“FVLCD”) and value in use (“VIU”). Value in use is estimated as the present value of the future cash flows that the Company expects to derive from the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash flows of other assets or groups of assets (the “cash-generating unit” or “CGU”).

When the carrying amount of the asset exceeds the recoverable amount, the excess amount is recognized as an impairment charge in profit or loss. Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amount of the assets in the unit (group of units) on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized. Losses are recognized in profit or loss. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

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FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

g)	Provisions

Provisions, including those for onerous contracts and legal claims, are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured based on management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period and are discounted to present value where the effect is material.

The Company performs evaluations to identify onerous contracts and legal claims and, where applicable, records provisions for such items. A provision for onerous contracts is recognized when the unavoidable costs of meeting the obligations under a contract exceed the economic benefits expected to be received from the contract.

Actual costs and timing of future cash flows are dependent on future events; thus, any variance between estimates and the actual future liability will be accounted for in the period when such determination is made. Recoveries from third parties and other contingent gains are recognized when realized.

h)	Business combinations

The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets given, equity instruments issued, and liabilities incurred or assumed at the date of acquisition.

Identifiable assets acquired, and liabilities assumed are measured at their fair values at the acquisition date. The Company expenses acquisition-related expenses as incurred.

Any contingent consideration to be transferred by the group is recognized at fair value as at the acquisition date. Subsequent changes to the fair value of the contingent consideration are recognized either in profit or loss or as a change to other comprehensive income. Contingent consideration that is classified as equity is not re-measured, and its subsequent settlement is accounted for within equity.

Goodwill is initially measured as the excess of the aggregate of the consideration transferred over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

i)	Revenue recognition

For its three major revenue segments, retail merchandise, wholesale distribution, and digital development, the Company recognizes revenue when control of goods or services is transferred to a customer. For disaggregated disclosure of revenues belonging to each segment, please refer to note 28.

Revenue is measured at the fair value of the consideration received or receivable from customers for the sale of goods and services provided by the Company, net of promotional discounts, estimated returns and sales taxes.

Retail merchandise sales

Revenue consists of sales through the Company’s network of retail stores and includes sales through the Company’s e-commerce platform. Merchandise sales through retail stores are recognized at the time of delivery to the customer which is generally at the point of sale. Merchandise sales through the Company’s e-commerce operations are recognized upon estimated date of receipt by the customer.

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FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

Wholesale distribution sales

Revenue from sales to customers through the Company’s wholesale distribution arm are recognized when control of the goods has transferred to the customer. Where the Company arranges the shipping of goods, revenue is generally recognized on the date the goods are shipped to from the Company’s warehouse (FOB shipping point). Where the customer arranges for the pickup of goods, revenue is recognized at the time the goods are transferred to the customers carrier. Costs to ship orders to customers are included as an expense in cost of goods sold.

Digital development revenue

Digital development revenues are earned by Hifyre through custom software development and other digital services, and customers can enter into fixed or variable fee contracts. For variable fee contracts, revenue is deferred and recognized during the period over which services are performed based on the number of labor hours incurred. Fixed contract fees are structured under a monthly cycle. The customer is billed at the beginning of the month whereas the performance obligation is fulfilled at the end of that month. The performance obligation is fulfilled when the data and services agreed upon are delivered to the customer at the end of the calendar month. Therefore, the ending contract liability is presented as deferred revenue on the consolidated statement of financial position and represents the timing difference between the amounts billed and the remaining performance obligation to be fulfilled.

j)	Cost of goods sold

Cost of goods sold expense relate to the Company’s retail and wholesale distribution operations, and includes cost of inventory, packaging costs and shipping costs.

k)	Research and development

Expenditures related to research activities are expensed as incurred. Expenditures during the development phase are capitalized if certain criteria, including technical feasibility and intent and ability to develop and use or sell the technology, are met; otherwise, they are recognized in profit and loss as incurred.

l)	Income taxes

The Company is subject to income, value added, withholding and other taxes, and their determination liabilities requires interpretation of Canadian jurisdictions laws and regulations

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

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FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences, and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

All tax related filings are subject to government audit and potential reassessment subsequent to the financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the period in which such determination is made.

m)	Share capital

Common shares, stock options and warrants are classified as equity. Incremental costs directly attributable to the issuance of common shares and warrants are recognized as a reduction to equity, net of any tax effects. Share capital issued for non-monetary consideration is recorded at an amount based on estimated fair market value of the shares on the date of issue.

n)	Share-based payments

Equity settled share-based payments are measured at their fair value on the date of grant using the Black-Scholes model. Stock options are recognized as compensation expense on a graded vesting basis over the period in which the options vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest.

The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to contributed surplus. When stock options or warrants expire after vesting, the recorded value remains in contributed surplus.

For stock options and warrants granted to non-employees, the compensation expense is measured at the fair value of goods or services received. If the fair value cannot be reasonably estimated, compensation expense is then measured at the fair value of the equity instruments granted and measured at the date the Company obtains goods or services rendered.

Where the terms and conditions of options are modified, the increase or decrease in the fair value of the options, measured immediately before and after the modification, is charged to profit or loss over the remaining vesting period.

Consideration paid by employees or non-employees on the exercise of stock options and warrants are recorded as share capital and the related share-based payment expense is transferred from contributed surplus or warrant reserve, respectively, to share capital.

o)	Earnings or loss per share

Basic earnings (loss) per share is calculated by dividing the net income (loss) by the weighted average number of common shares outstanding during the year.

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FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

Diluted earnings (loss) per share reflect the potential dilutive effect that could occur if additional common shares were assumed to be issued under securities or instruments that may entitle their holders to obtain common shares in the future. Dilution could occur through the exercise of stock options, the exercise of warrants, and the exercise of the conversion option of convertible debentures. The number of additional shares for inclusion in the diluted earnings (loss) per share calculation was determined using the treasury stock method.

p)	Financial instruments

The following table summarizes the changes in classification of the Company’s financial instruments under IFRS 9 Financial Instruments (“IFRS 9”):

Financial instrument	Classification under IFRS 9
Cash and cash equivalents	Amortized cost
Restricted cash	Amortized cost
Short-term investments	Amortized cost
Trade account receivables	Amortized cost
Other receivables and loans	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Convertible debentures	Amortized cost
Derivative liability	Fair value through profit or loss
Contingent consideration	Fair value through profit or loss

Financial assets

The classification of financial assets is based on the Company’s assessment of its business model for holding financial assets and the contractual terms of the cash flows. The classification categories are as follows:

●	Financial assets measured at amortized cost: assets that are held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

●	Financial assets at fair value through other comprehensive income (“FVOCI”): assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

●	Financial assets at fair value through profit or loss (“FVTPL”): assets that do not meet the criteria for amortized cost or FVOCI.

Financial assets measured at amortized cost are measured at cost using the effective interest method.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire or when the contractual rights to those assets are transferred. Marketable securities have been classified as FVTPL. Cash, short-term deposits, restricted cash, short-term investments and accounts receivable has been classified as amortized cost.

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FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

Financial liabilities

The classification of financial liabilities is determined by the Company at initial recognition. The classification categories are as follows:

●	Financial liabilities measured at amortized cost: financial liabilities initially measured at fair value less directly attributable transaction costs and are subsequently measured at amortized cost using the effective interest method. Interest expense is recognized in the consolidated statement of loss and comprehensive loss.

●	Financial liabilities measured at fair value through profit or loss: financial liabilities measured at fair value with changes in fair value and interest expense recognized in the consolidated statement of loss and comprehensive loss.

●	Financial liabilities are derecognized when the obligation in discharged, cancelled or expired.

●	A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires with any associated gain or loss recognized in other income or expense in the consolidated statements of loss and comprehensive loss.

Impairment of financial assets carried at amortized cost - expected credit loss allowances

At each reporting date, the Company assesses whether a financial asset or group of financial assets is impaired under the expected credit loss (“ECL”) model. Loss allowances are measured based on (i) ECLs that result from possible default events within the 12 months after the reporting date (“12-month ECL”), or (ii) ECLs that result from all possible default events over the expected life of a financial instrument (“lifetime ECLs”).

For short-term trade account receivables, the Company applies the simplified approach and has calculated ECLs based on lifetime ECLs. Where information exists, the Company establishes a loss rate based on historical normalized credit loss experience. The loss rate is based on the payment profiles and aging of trade receivables and is adjusted to reflect current and forward-looking information on macroeconomic factors.

The amortized cost of the financial asset is reduced by impairment losses at an amount equal to the lifetime expected credit losses. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amounts of the assets and the loss is recognized in the consolidated statements of loss and comprehensive loss. When a trade receivable is uncollectible, it is written off against the allowance for doubtful accounts.

q)	Foreign currency translation

Foreign currency transactions are translated into Canadian dollars at exchange rates in effect on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies as at the statement of financial position date are translated into Canadian dollars at the foreign exchange rate applicable on that date. Realized and unrealized exchange gains and losses are recognized through profit or loss.

Non-monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate at the date of the transaction. The Company’s primary source for obtaining foreign exchange rates is the Bank of Canada.

As at February 1, 2020, the Company did not have any foreign operations.

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FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

5. NEW STANDARDS AND INTERPRETATIONS

New standard adopted

New standard IFRS 16 - Leases

On February 3, 2019, the Company, adopted IFRS 16 - Leases. The Company has applied IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17.

IFRS 16 introduces new or amended requirements with respect to lease accounting. It introduces significant changes to the lessee accounting by removing the distinction between operating and finance leases and requiring the recognition of a right-of-use asset and a lease liability at the lease commencement for all leases, except for short-term leases (under 12 months) and leases of low value assets. IFRS 16 changes how the Company accounts for leases previously classified as operating leases under IAS 17, which were off-balance- sheet. Applying IFRS 16, for all leases, the Company:

●	recognizes right-of-use assets and lease liabilities in the consolidated statement of financial position, initially measured at the present value of future lease payments;

●	recognizes depreciation of right-of-use assets on a straight-line basis and interest on lease liabilities in the consolidated statement of profit or loss; and

●	reports the total amount of cash paid, including both the principal portion and interest within financing activities in the consolidated statement of cash flows.

Lease incentives (e.g. tenant improvement allowance) are recognized as part of the measurement of the right-of-use (“ROU”) assets and lease liabilities whereas under IAS 17 they resulted in the recognition of a lease incentive liability, amortized as a reduction of rental expense on a straight-line basis.

Under IFRS 16, right-of-use assets are tested for impairment in accordance with IAS 36 Impairment of Assets.

In the context of transition to IFRS 16, the Company recognized right-of-use assets of $21,470,914 and lease liabilities of $22,206,246 as at February 3, 2019. The incremental borrowing rate applied to lease liabilities recognized in the statement of financial position at February 3, 2019 is 9%.

In applying IFRS 16 for the first time, the Company has used the following practical expedients permitted by the standard:

●	the Company has elected to measure all right-of-use assets at the amount equal to the lease liability on the adoption date, adjusted for any prepaid or accrued lease payments;

●	the Company has elected to use a single discount rate to a portfolio of leases with reasonably similar underlying characteristics;

●	the Company has elected to use hindsight to determine the lease term where the lease contracts contain options to extend or terminate the lease;

●	the Company has elected to rely on the onerous provision recognized as at February 2, 2019, as an alternative to performing an impairment review as at February 3, 2019; and

●	the Company has elected not to account for leases for which the lease term ends within 12 months of February 3, 2019 as short- term leases or leases that meet the low-value exemption.

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FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

The off-balance-sheet lease liabilities obligations as of February 2, 2019 are reconciled as follows to the recognized lease liabilities as of February 3, 2019:

Off-balance-sheet liabilities obligations	Amount
Operating lease obligation commitments as at February 2, 2019 (gross, without discounting)	$32,751,992
Increase due to term extensions net adjustments for short-term leases, non-lease components, and leases not possessed	$65,373
Impact of discounting on lease obligations	$(10,611,119)
Total lease liabilities as of February 3, 2019	$22,206,246

Standards, amendments and interpretations issued as of February 1, 2020 that are not yet effective

A number of new and amendments to accounting standards are effective for annual periods beginning on or after February 2, 2020 and earlier application is permitted. However, the Company has not early adopted the new or amended standards in preparing these consolidated financial statements. The following new and amendments to standards are not expected to have a significant impact on the Company’s consolidated financial statements:

●	Amendments to References to Conceptual Framework in IFRS,

●	Definition of a “business” - Amendments to IFRS 3 Business Combinations,

●	Definition of “material” - amendments to IAS 1 Presentation of Financial Statements (“IAS 1”), and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors), and

●	Classification of liabilities as current or non-current - amendment to IAS 1.

6.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates, and these differences could be material. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

a)	Business acquisitions

For business acquisitions, the Company applies judgment on the recognition and measurement of assets acquired and liabilities assumed, and estimates are utilized to calculate and measure such adjustments. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill.

The determination of acquisition date fair values often requires management to make assumptions and estimates about future events. The assumptions with respect to fair value of intangible assets requires a high degree of judgment and include estimates for future operating performance, discount rates, technology migration factors and terminal value rates. The Company’s business acquisitions, including fair value estimates and judgments, are described under note 8.

b)	Recoverable amounts and impairment

Management assesses impairment of non-financial assets such as intangible assets, property, plant and equipment, and ROU assets on a periodic basis. When impairment indicators are noted, management estimates the recoverable amount of each asset or CGU based on a VIU model, using expected future cash flows, or a FVLCD model, using recent sales data or appraisal reports. Under a VIU model, when measuring expected future cash flows, management makes assumptions about future growth of profits of CGU locations which relate to future events and circumstances. Actual results could vary from these estimated future cash flows.

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FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

Impairment losses on the consolidated financial statements are further described in notes 12, 15 and 13.

c)	Restructuring provision

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of a past event, and the costs to settle the obligation are both probable and reliably measurable. The determination of provision amounts is based on management’s assumptions and best estimate of the most likely settlement outcome.

During the fiscal year ended February 1, 2020, the Company recognized a restructuring provision related to the retail store network and associated property, plant & equipment, intangibles, and ROU assets. Restructuring provision are recognized only when a detailed formal plan for the restructuring exists and either the plan has commenced, or the plan’s been announced internally and with the board of directors. A formal plan usually includes the identification of principal locations affected, details regarding the employees affected and timing of the planned restructuring, and the expenditures that will have to be undertaken. The initial liability was recognized based on an estimate of future cash flows, recoverable amounts for non-financial assets associated with the locations, and facility and other exit costs. See note 15 for details.

d)	Convertible debentures

Management applies judgment in determining the inception fair value allocation of proceeds fair value of the derivative liability component of its unsecured convertible debentures by applying assumptions and estimates using the Black-Scholes and Monte Carlo simulation valuation models. These assumptions and estimates require a high degree of judgment and a change in these estimates may result in a material effect to the consolidated financial results. The judgments and estimates are described under note 17.

e)	Lease term

Lease term reflects the period over which the lease payments are reasonably certain including renewal options that the Company is reasonably certain to exercise. The determination of lease terms involves significant judgment with respect to assumptions of whether lease extensions will be utilized. Management makes assumptions about long-term industry outlook and store operating performances and growth which relate to future events and circumstances. Actual results could vary from these assumptions, and the differences could be material to the carrying value of the lease liabilities and ROU assets (which use lease term as the basis for determining useful life).

f)	Incremental borrowing rate

The incremental borrowing rates are based on judgments including the Company’s own credit risk, economic environment, term, and risks specific to the underlying assets. The carrying balance of the ROU, lease liabilities, and the resulting amortization and finance expenses, may differ due to changes in the Company’s own credit risk, market conditions and lease term. Refer to note 5 for estimates with respect to incremental borrowing rate applied in lease liability calculations.

g)	Share-based payments and warrants fair values

The Company applies the Black-Scholes valuation technique for fair valuing stock options and share purchase warrants that are classified as equity instruments. The key estimate in these models relates to future volatility assumptions, which uses both Company and peer company share price data. Volatility assumptions and estimates require judgment given limited history of Company and industry share price and operating performance data. Changes in these assumptions may affect the fair value estimates of stock options and share purchase warrants. Refer to note 18 for details of valuation model inputs applied for these instruments.

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FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

The Company has also issued warrants as part of a strategic investment transaction with a key investor (note 17), that were classified as a derivative liability due to a variable exercise price range and is fair valued using Monte-Carlo simulation valuation technique. Key estimates and sensitivity of unobservable inputs (volatility) are described under note 17 (d)).

7.	REVERSE TAKEOVER TRANSACTION

The RTO Transaction does not qualify as a business combination under IFRS 3 Business Combinations, as at the time of this transaction, the Company did not meet the definition of a business. As a result, the RTO Transaction was accounted under IFRS 2 Share Based Payments, as a reverse takeover asset acquisition with Old FFI being identified as the acquirer and the net assets of the Company being treated as the acquired assets. The difference between the consideration given to acquire the Company and the fair value of the net assets of the Company was recorded as a listing expense to net loss. These consolidated financial statements present the historical financial information of Old FFI up to the date of the RTO Transaction.

Prior to the close of the RTO Transaction, the Company consolidated its common shares on a 10.64814815 to 1 basis (the “Share Consolidation”). Upon completion of the RTO Transaction on February 13, 2019, shareholders of Old FFI received one post-Share Consolidation common share for every common share of the Company.

Fair value of post-share consolidation common shares, options and warrants retained:

Common shares	$2,169,386
Stock options	114,936
Warrants	33,606
Total consideration paid:	2,317,928
Less: fair value of net identifiable assets required of the Company	(733,254)
Add: Legal and professional fees related to the RTO Transaction	250,000
Total listing expense	$1,834,674

Net identifiable assets acquired
Cash and cash equivalents	$759,260
Accounts receivable	6,499
Accounts payables and accrued liabilities	(32,505)
$733,254

The fair value of the 1,446,257 issued common shares was estimated using $1.50 share price.

The Company assumed 144,625 stock options exercisable at $1.065 per share expiring from February 13, 2020 to June 6, 2028, at a fair value of $114,936, estimated using the Black-Scholes option pricing model with the following key assumptions: $1.50 share price; expected life range of 1-10 years; $nil dividends; expected volatility of 95% based on comparable companies; and risk-free interest rate of 1.67% - 1.81%.

The Company assumed 50,713 share purchase warrants exercisable at $1.065 per share and expiring on June 6, 2020, at a fair value of $33,606, estimated using the Black-Scholes option pricing model with the following assumptions: $1.50 share price; expected life range of 1.3 years; $nil dividends; expected volatility of 95% based on comparable companies; and risk-free interest rate of 1.67%.

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FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

8.	ACQUISITIONS

a)	Acquisition of Prairie Sky Cannabis Inc.

On May 13, 2019, the Company acquired four licenced and operating retail store locations in the province of Saskatchewan from Prairie Sky Cannabis Inc. (the “Prairie Sky Locations”). The acquisition included the leases, equipment, furnishings, inventory and municipal licences and permits used to operate the Prairie Sky Locations for an aggregate purchase price of $12,882,140, comprised of $6,530,995 in cash and 4,961,832 in common shares of the Company. The Company received cannabis retail sales licences from the Saskatchewan Liquor and Gaming Authority (“SLGA”) and commenced operations on May 17, 2019 at each of the Prairie Sky Locations.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of the transaction constituted a business combination as the Prairie Sky Locations meets the definition of a business under the standard. Accordingly, the assets acquired, and the liabilities assumed have been recorded at their respective estimated fair values as of the acquisition date.

Consideration paid
$
Common shares issued	6,351,145
Cash	6,530,995
Total consideration	12,882,140

Identifiable assets (liabilities) acquired
$
Inventory	448,344
Leasehold improvements	619,000
Intangible assets	11,814,796
Right-of-use assets	893,739
Lease liabilities	(893,739)
Total identifiable net assets	12,882,140

Intangible assets consist of the municipal licences and permits, and the SLGA cannabis retail store permits for each of the Prairie Sky Locations.

The acquisition of certain assets and liabilities of the Prairie Sky Locations resulted in an increase in the loss from operations and net loss and comprehensive loss in the amounts of $3,678,584 and $412,674, respectively, for the fiscal year ended February 1, 2020.

b)	Acquisition of the assets of Green Rhino

On May 28, 2019, the Company acquired certain assets from 1011173 B.C. Ltd. o/a The Green Rhino in relation to two locations to operate cannabis retail stores in Vancouver, British Columbia (the “Vancouver Locations”). The City of Vancouver has issued development permits and required variances in respect of the Vancouver Locations in the name of the Company, as well as its recommendation to the BC Liquor & Cannabis Regulation Branch that licences be issued in respect of the Vancouver Locations. The intangible assets acquired consists of the above described in-progress retail cannabis licence applications for an aggregate purchase price of $8,114,032, comprised of $4,500,000 in cash and $3,614,032 (2,692,306 common shares of the Company). The applications continue to be in progress. Under IFRS 3, the substance of the acquisition does not constitute a business combination.

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FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

c)	Acquisition of the assets of the Banff location

On May 24, 2019, the Company acquired all the issued and outstanding shares of 2103430 Alberta Ltd., the developer of a proposed cannabis retail store in the Town of Banff, Alberta (the “Banff Location”) that holds an in-progress retail cannabis licence application in the province of Alberta. The acquisition also includes rights of first refusal and last offer in favour of the Company in respect of two locations under development in British Columbia. The purchase price consisted of $1,000,000 in cash and $3,227,758 (2,645,703 common shares of the Company). On November 15, 2019, the Banff Location commenced operations. Under IFRS 3, the substance of the acquisition does not constitute a business combination, and the acquired in-progress licence application was recognized as an intangible asset.

d)	Acquisition of the assets of Cannabis Cowboy Inc.

On August 27, 2019, the Company and FFI entered into asset purchase agreements with wholly-owned subsidiaries of Cannabis Cowboy Inc. pursuant to which the Company agreed to acquire all assets held by the vendors in connection the in-progress development of eight cannabis retail stores, including municipal development permits issued thereto. The acquisitions were completed on October 7, 2019, and the Company subsequently submitted its applications to the AGLC for cannabis is retail store licences at each of the acquired locations. The aggregate purchase price was $5,570,239, consisting of $4,577,923 in cash and 826,930 in common shares of the Company. As of February 1, 2020, five of the eight locations were operating with two more locations opening subsequent to year end. The eighth location is still awaiting licence from the AGLC. Under IFRS 3, the substance of the acquisition does not constitute a business combination.

e)	Acquisition of the Mera location

On July 7, 2019, the Company and FFI entered into a share purchase agreement with Mera Cannabis Corp. (formerly known as Avana Canada Inc.) (“Mera”) pursuant to which the Company assisted 102056025 Saskatchewan Ltd. (“025 Saskatchewan”) develop a cannabis retail store in Regina, Saskatchewan. On October 17, 2019, the Company completed its acquisition of all of the issued and outstanding shares of 025 Saskatchewan following the issuance of a cannabis retail licence from the SLGA to 025 Saskatchewan. The acquisition included municipal license and permits used to operate the location for an aggregate purchase price of $4,367,193, comprised of $1,600,000 in cash and 2,268,191 in common shares of the Company. 025 Saskatchewan was subsequently continued under the Canada Business Corporations Act prior to being wound up into FFI, and the SLGA has re-issued a cannabis retail store licence to FFI in respect of the Regina location. The store commenced operations under FFI on October 18, 2019. Under IFRS 3, the substance of the acquisition does not constitute a business combination.

Upon closing of the 025 Acquisition, the Company and Open Fields entered into a supply agreement with Mera (the “Supply Agreement”) pursuant to which Open Fields will be the exclusive distributor of Mera’s adult-use cannabis products in the province of Saskatchewan and the Company will purchase Mera’s adult-use cannabis products for re-sale at its retail locations, in provinces where this is permitted. The Supply Agreement was entered into upon closing of the 025 Acquisition and will commence once Mera has received the required licensing and approvals from both Health Canada and the SLGA.

f)	Acquisition of Hifyre Inc. in July 2018

On July 20, 2018, the Company acquired 100% of the issued share capital of Hifyre Inc., an Ontario, Canada based digital development corporation. In accordance with IFRS 3, Business Combinations, the substance of the transaction constituted a business combination as Hifyre meets the definition of a business under the standard. The acquisition of Hifyre Inc. was accounted for as a business combination and, accordingly, the assets acquired, and the liabilities assumed have been recorded at their respective estimated fair values as of the acquisition date.

24 | P a g e

FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

The consideration paid to the vendor of the Hifyre shares (the “Hifyre Vendor”) is as follows: (a) 400,000 common shares of the Company issued on closing; (b) 1,350,000 common shares of the Company to be issued in six month intervals over the next three years ; (c) one-half of one common share of the Company for every $1 of Hifyre’s gross revenue in excess of $800,000 following the twelve month anniversary of the closing of the Hifyre acquisition date up to a maximum issuance of 375,000 common shares of the Company; (d) one common share of the Company for every $1 of earnings before interest, taxes, depreciation and amortization (“EBITDA”) less any bonuses payable or paid to directors, officers or employees following the twelve month anniversary of the closing date of the Hifyre acquisition up to a maximum issuance of 375,000 common shares of the Company; and (e) $406,626 in cash consideration paid one hundred and twenty days post-closing based on verified accounts receivable and work-in-progress balances on the closing date for a total cost of $1,940,826. The share consideration has been valued at the acquisition date fair value of the Company’s common shares of $0.80 and discounted to incorporate the issuance over time. The revenue and EBITDA based consideration is due as follows: one-third ninety days following the twelve month anniversary, one- third twenty-four months after closing and the final one-third thirty-six months after closing. The Company issued 500,000 finders’ warrants in connection to the acquisition of Hifyre Inc.

The principal reason for this acquisition was to secure access to Hifyre’s expert capabilities in building digital systems to provide the Company’s customers with an excellent in-store retail and mobile application experience.

Details of the fair value of identifiable assets and liabilities acquired and consideration paid is as follows:

Consideration paid
$
Common shares issued	320,000
Common shares to be issued	815,200
Contingent consideration	399,000
Cash	406,626
Total consideration	1,940,826

Identifiable assets (liabilities) acquired
$
Cash and cash equivalents	130,000
Accounts receivable	298,579
Work-in-progress	108,047
Prepaid expenses	14,000
Taxes receivable	24,202
Fixed assets	28,972
Accounts payable	(68,989)
Income taxes recoverable	3,703
Customer list and trademarks	1,000,000
Goodwill	402,312
Total identifiable net assets	1,940,826

Acquisition costs of $174,662 arose as a result of the transaction and have been recognized in the condensed consolidated statement of loss and comprehensive loss. Additionally, the Company issued 500,000 finders warrants in connection to the acquisition of Hifyre Inc. Each finders warrant will allow the holder to acquire one common share for $0.80 for two years and were valued at $104,159 using the Black-Scholes model and the following assumptions: stock price of $0.642; expected life of 2 years; $nil dividends; 70% volatility; exercise price of $0.80; and a risk-free interest rate of 2.00%.

The acquisition of certain assets and liabilities of Hifyre Inc. on July 20, 2018 resulted in an increase in the loss from operations and net loss and comprehensive loss in the amounts of $525,508 and $96,128, respectively, for the fiscal year ended February 2, 2019.

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FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

g)	Acquisition and amalgamation of 10945072 Canada Inc. in October 2018

On October 18, 2018, the Company purchased 100% of the issued and outstanding shares in the capital of 10945072 Canada Inc. (the “North Battleford Acquisition”) for the purpose of operating an adult cannabis retail store in North Battleford, Saskatchewan. In accordance with IFRS 3, Business Combinations, the substance of the North Battleford Acquisition does not constitute a business combination since substantially all of the fair value acquired is concentrated in the Saskatchewan Liquor and Gaming Authority (“SLGA”) licence held by 10945072 Canada Inc. As such, the transaction was treated as an acquisition of a net assets, recognizing the individual identifiable assets acquired and liabilities assumed. The Company acquired the group of assets for a purchase price of $1,500,000; $1,000,000 payable in cash, and $500,000 payable in common shares of the Company at $1.10 per share (454,545 common shares). The costs were allocated to the individual identifiable assets and liabilities based on their relative fair values at the date of purchase as follows:

Consideration paid
$
Common shares issued (454,545 at $1.10 per share)	500,000
Cash	1,000,000
Total consideration	1,500,000

Identifiable assets (liabilities) acquired
$
Sales taxes receivable	20,708
Inventory	100,400
Property, plant and equipment	554,448
Intangible assets - SLGA license	1,528,076
Accounts payable and accrued liabilities	(702,948)
Sales tax payable	(684)
Total identifiable net assets	1,500,000

Additional costs of $36,271 were incurred in relation to the acquisition of 10945072 Canada Inc.

On October 30, 2018, the Company amalgamated with 10945072 Canada Inc. under section 185 of the Canada Business Corporation Act. The Company has presented all balances and activities of 10945072 Canada Inc. as a fully consolidated entity for financial statement purposes combining the carrying value of the assets and liabilities of each entity at their book values. Accordingly, these financial statements, including the comparative figures, are presented as if Fire & Flower Inc. and 10945072 Canada Inc. have been combined since date of acquisition.

26 | P a g e

FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

9.	CASH AND CASH EQUIVALENTS

As at February 1, 2020 and February 2, 2019, the Company’s cash and cash equivalents was comprised of the following:

	February 1, 2020	February 2, 2019
	$	$
Cash	17,628,718	3,914,804
Cash equivalents	5,271,360	6,495,526
Total cash and cash equivalents	22,900,078	10,410,330

Cash equivalents are comprised of highly liquid money market mutual funds and GIC’s held with large Canadian financial institutions.

10.	TRADE AND OTHER RECEIVABLES

As at February 1, 2020 and February 2, 2019, the Company’s trade and other receivables was comprised of the following:

As at	February 1, 2020	February 2, 2019
	$	$
Trade accounts receivable	1,732,438	262,263
Sales tax receivable	1,334,845	1,155,575
Interest receivable	-	166,594
Due from related parties	53,218	68,509
Other receivables	1,040,656	101,895
Total trade and other receivables	4,161,157	1,754,836

Other receivables primarily consist of $913,971 related to consulting and rental income from Ontario licensees and $96,048 of rental income earned from third parties that sublease properties where the Company is the primary lessee. Subsequent to the fiscal year ending, the receivable balances from Ontario licensees were settled as part of the acquisition of the Ontario locations (note 29).

11.	MERCHANDISE INVENTORIES

As at February 1, 2020 and February 2, 2019, the Company’s merchandise inventories were comprised of the following:

As at	February 1, 2020	February 2, 2019
	$	$
Cannabis	5,202,177	3,237,969
Accessories	668,651	777,697
Apparel	4,579	63,456
Total merchandise inventories	5,875,407	4,079,122

During fiscal year ended February 1, 2020, the Company recognized $32,498,556 of inventory as cost of goods sold (2018: $ 8,001,658) and a $100,000 (2018: $nil) loss writing inventory down to its net realizable value on the consolidated statement of loss and comprehensive loss.

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FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

12.	OTHER ASSETS

As at February 1, 2020 and February 2, 2019, the Company’s other assets were comprised of the following:

Current	February 1, 2020	February 2, 2019
Ontario Licensee - note receivable (note 27)	828,463	-
Total current other assets	$828,463	-

Non-Current	February 1, 2020	February 2, 2019
Deposit for New Brunswick licensing	45,000	-
Deposit for Flora Cannabis acquisition	350,000	-
Ontario Licensee - shares to be issued (note 27)	887,000	-
Total non-current other assets	$1,282,000	-

During the fiscal year ended February 1, 2020 the Company recognized an impairment charge of $2,949,180 for deposits paid with respect to an asset purchase agreement with Flora (Dawson) Enterprises Inc. and Tridelion Enterprises Inc. that expired where the Company had proposed to acquire an aggregate of four cannabis retail stores in Kamloops, Vernon, and Quesnel, British Columbia following completion of licensing requirements.

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FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

13.	PROPERTY, PLANT AND EQUIPMENT

	Land and buildings	Furniture and fixtures	Leasehold improvements	Computers and equipment	Signage and displays	Vehicles	Total
Cost	$	$	$	$	$	$	$
Balance, February 2, 2019	5,104,793	225,423	12,819,992	2,524,024	189,463	348,871	21,212,566
Acquisitions (note 8)	-	-	619,000	-	-	-	619,000
Additions	3,668,879	751,799	13,274,932	2,892,658	-	41,702	20,629,970
Disposals	-	(54,063)	(50,290)	(40,670)	-	-	(145,023)
Impairment	(1,663,496)	-	-	-	-	-	(1,663,496)
Restructuring (note 15)	-	(4,432)	(2,993,268)	(125,392)	-	-	(3,123,092)
Revaluation	-	-	-	60,417	(16,431)	-	43,986
Balance, February 1, 2020	7,110,176	918,727	23,670,366	5,311,037	173,032	390,573	37,573,911
Accumulated depreciation
Balance, February 2, 2019	10,340	14,661	114,369	164,347	12,393	30,810	346,920
Depreciation	231,601	123,634	1,636,377	759,180	57,516	75,575	2,883,883
Disposals	-	(20,839)	(4,509)	(30,058)	-	-	(55,406)
Balance, February 1, 2020	241,941	117,456	1,746,237	893,469	69,909	106,385	3,175,397

Net book value
Balance, February 2, 2019	5,094,453	210,762	12,705,623	2,359,677	177,070	318,061	20,865,646
Balance, February 1, 2020	6,868,235	801,271	21,924,129	4,417,568	103,123	284,188	34,398,514

	Land and buildings	Furniture and fixtures	Leasehold improvements	Computers and equipment	Signage and displays	Vehicles	Total
Cost	$	$	$	$	$	$	$
Balance, February 3, 2018	1,100,000	1,036	14,119	-	-	-	1,115,155
Acquisitions	-	10,951	554,448	18,021	-	-	583,420
Additions	4,004,793	213,436	12,251,425	2,506,003	189,463	348,871	19,513,991
Balance, February 2, 2019	5,104,793	225,423	12,819,992	2,524,024	189,463	348,871	21,212,566
Accumulated depreciation
Depreciation	10,340	14,661	114,369	164,347	12,393	30,810	346,920
Balance, February 2, 2019	10,340	14,661	114,369	164,347	12,393	30,810	346,920

Net book value
Balance, February 3, 2018	1,100,000	1,036	14,119	-	-	-	1,115,155
Balance, February 2, 2019	5,094,453	210,762	12,705,623	2,359,677	177,070	318,061	20,865,646

As at February 1, 2020, the amount of property, plant and equipment classified as under construction or development and therefore not being amortized was $5,866,722 (2018: $9,625,114).

The Company recognized a $3,123,092 impairment charge due to restructuring (note 15) in the fiscal year ended February 1, 2020. In addition, the Company recognized an impairment charge of $1,663,496 for the write-down of two real estate locations the Company owns which had carrying values above their recoverable amounts. The recoverable amounts were estimated based on the locations’ FVLCD amounts, which were calculated with reference to a sales offers and market appraisal data available to the Company.

29 | P a g e

FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

14.	INTANGIBLE ASSETS AND GOODWILL

	Trademarks & customer List	Licenses	Product design	Software development	Total
Cost	$	$	$	$	$
Balance, February 2, 2019	1,033,599	1,528,076	179,567	773,704	3,514,946
Acquisitions (note 8)	-	34,002,091	-	-	34,002,091
Additions	85,900	-	25,200	840,678	951,778
Disposals	-	-	(204,767)	-	(204,767)
Restructuring (note 15)	-	(685,106)	-	-	(685,106)
Balance, February 1, 2020	1,119,499	34,845,061	-	1,614,382	37,578,942
Accumulated depreciation
Balance, February 2, 2019	89,595	29,707	-	29,357	148,659
Depreciation	179,361	1,273,527	630	195,024	1,648,542
Disposals	-	-	(630)	-	(630)
Balance, February 1, 2020	268,956	1,303,234	-	224,381	1,796,571

Net book value
Balance, February 2, 2019	944,004	1,498,369	179,567	744,347	3,366,287
Balance, February 1, 2020	850,543	33,541,827	-	1,390,001	35,782,371

	Trademarks & customer List	Licenses	Product design	Software development	Total
Cost	$	$	$	$	$
Balance, February 3, 2018	21,758	-	-	-	21,758
Acquisitions	1,000,000	1,528,076	-	-	2,528,076
Additions	11,841	-	179,567	773,704	965,112
Balance, February 2, 2019	1,033,599	1,528,076	179,567	773,704	3,514,946
Accumulated depreciation
Balance, February 3, 2018	211	-	-	-	211
Depreciation	89,384	29,707	-	29,357	148,448
Balance, February 2, 2019	89,595	29,707	-	29,357	148,659

Net book value
Balance, February 3, 2018	21,547	-	-	-	21,547
Balance, February 2, 2019	944,004	1,498,369	179,567	744,347	3,366,287

During the fiscal year ended February 1, 2020 the Company generated $719,393 (2018: $276,129) of internally developed software assets.

As at February 1, 2020, the Company had goodwill of $402,312 arising from the acquisition of Hifyre Inc., which was allocated to its digital development segment (see note 8). The Company performed its annual goodwill impairment test on February 1, 2020 by comparing the carrying amount of assets within its digital development segment to its recoverable amount as measured by discounting the expected future cash flows using the value in use approach. As at February 1, 2020, the Company’s estimate of the recoverable amount for its digital development operating segment exceeded their respective carrying values by a significant margin, as such the Company determined that its goodwill had not been impaired. Management believes that any reasonable possible change in key assumptions used to calculate the recoverable amounts would have no impact on the impairment test.

The Company recognized a $685,106 impairment charge due to restructuring (note 15) in the year.

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FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

15. PROVISIONS

	Restructuring	Onerous lease	Total
	$	$	$
Balance, February 2, 2019	-	1,661,757	1,661,757
Provisions made	265,091	-	265,091
IFRS 16 reclassification (note 16)	-	(1,661,757)	(1,661,757)
Balance, February 1, 2020	265,091	-	265,091

a)	Restructuring

Restructuring provisions relate to the Company’s initiatives to lower operating costs and improve financial performance. The Company performed an analysis of its retail store network and recorded a provision for estimated severance costs of $59,800 and facility exit and other costs of $205,291. The value of the provision is management’s best estimate of the amount of expenditures expected to occur throughout the next fiscal year. Lease obligation costs of $2,188,033 related to the restructuring locations have been recorded in lease liabilities (note 16).

Total restructuring costs of $6,468,856 were recognized in for the fiscal year ended February 1, 2020. This expense includes severance costs of $59,800, write downs of $3,703,065 to property and equipment and intangible assets, write downs of right-of-use assets of $2,500,700, and $205,291 for facility exit and other costs.

b)	Onerous leases

During the period ended February 2, 2019, the Company entered into a number of operating leases with the intention of operating retail cannabis stores out of these locations. As a result of changes in the provincial licensing regulations and the delay in granting retail cannabis licenses, the Company decided to terminate a number of its operating lease agreements thereby incurring termination and other fees. Accordingly, the Company recorded an onerous provision for several of its operating leases as at February 2, 2019 as it does not intend to operate retail cannabis stores out of these locations. Upon adoption of IFRS 16 during the fiscal year ended February 1, 2020, this provision was reclassified between right-of-use assets and lease liabilities (note 16).

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FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

16.	RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The Company entered into various lease agreements predominantly to execute its retail platform strategy.

The Company leases properties such as various retail stores and offices. Lease contracts are typically made for fixed periods of 5 to 10 years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Right-of-use assets	Amount
Balance at February 3, 2019	$21,470,914
Net additions	15,337,792
Depreciation expense for the period	(3,176,136)
Balance at February 1, 2020	$33,632,570

The lease liabilities pursuant to these leases is summarized in the below table:

Lease liabilities	Amount
Balance at February 3, 2019	$22,206,246
Net additions	15,732,954
Cash outflows in the period	(3,613,134)
Accretion expense for the period ended (note 20)	2,536,185
Balance at February 1, 2020	$36,862,251

Lease liabilities	February 1, 2020
Current	$3,074,804
Non-current	33,787,447
Maturity analysis - contractual undiscounted cash flow
Less than one year	$5,408,336
One year	5,806,230
Two years	5,871,289
Three years	5,280,105
Four years	3,994,312
Five years and beyond	16,589,419

Amounts recognized in the consolidated statement of loss and comprehensive loss	2019
Expenses relating to short-term leases	$218,288
Expenses relating to variable lease payments not included in the measurement of lease liabilities	2,071,807
Income from subleasing right-of-use assets	64,191

During the year ended February 1, 2020 the Company impaired $2,500,700 of right-of-use assets and included $2,188,033 within lease liabilities due to restructuring (note 15).

During the fiscal year ended February 2, 2019, the Company entered into a number of operating leases with the intention of operating retail cannabis stores out of these locations. As a result of changes in the provincial licensing regulations and the delay in granting retail cannabis licences, the Company decided to terminate a number of its operating lease agreements thereby incurring termination and other fees. Accordingly, the Company recorded an onerous provision for several of its operating leases where it does not intend to operate retail cannabis stores out of these locations. The Company previously classified its provisions as a current liability as at February 2, 2019. IFRS 16 permits the Company to use its onerous contract assessment under IAS 37 Provisions, Contingent Liabilities and Contingent Assets immediately before transition instead of performing an impairment review under IAS 36 Impairment of Assets. Accordingly, the right-of- use (“ROU”) asset is then reduced by any existing provision for related onerous leases. Upon transition to IFRS 16, a provision balance of $1,661,757 was reclassified. Of this balance $874,121 was applied against the ROU asset as at February 3, 2019 with the remainder being reclassified as a lease liability.

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FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

17.	DEBENTURES AND DERIVATIVE LIABILITY

The following are the balances outstanding as at February 1, 2020 and February 2, 2019:

	Contractual		Principal outstanding		Carrying amount
	maturity Date	Coupon rate	February 1, 2020	February 2, 2019	February 1, 2020	February 2, 2019
Convertible debenture liability instruments			$		$	$
2018 Debentures	Amended	8%	-	27,317,000	-	25,683,347
LP Debentures	July 31, 2020	8%	14,000,000		13,086,332	-
June 2019 Debentures	June 26, 2020	8%	27,168,000		24,865,154	-
Investor Debentures	June 30, 2021	8%	25,989,985		13,549,671	-
Total Debentures			67,157,985	27,317,000	51,501,157	25,683,347
Current Portion			(41,168,000)	(27,317,000)	(38,153,630)	(25,683,347)
Long-term Portion			25,989,985	-	13,347,527	-
Conversion options and warrants recognized as derivative liabilities
2018 Debentures	Amended				-	11,252,692
LP Debentures	July 31, 2020				2,077,808	-
Total derivative liability					2,077,808	11,252,692
Current portion					(2,077,808)	(11,252,692)

(1)	Amended. See further details below.
(2)	Later of June 30, 2021 and 90 days after extinguishment of LP Debentures and Share Debentures. See further details below.

For the fiscal year ended February 1, 2020:

●	Cash proceeds from debentures issued totalled $53,177,968 (2018: $27,317,000).

●	Interest expense of $13,872,886 was recognized in relation to the debentures (2018: $2,809,250).

●	Coupon interest payments of $3,542,326 was made in relation to the debentures (2018: $1,146,732), of which $1,116,907 was paid in cash, and remaining in 2,346,768 of common shares (2018: $1,146,732, all paid in cash).

●	Debentures with principal totalling $19,117,000 were settled in shares at a carrying value of $24,018,830 (2018: $Nil). There were no cash repayments to settle debentures.

●	Extinguishment and revaluation losses of $9,027,678 was recognized in relation to $20,000,000 in amended debentures (2018: $nil)

●	Gain on revaluation of derivative liability of $31,192,658 was recognized in relation to the Investor Debentures, LP Debentures, Share Debentures and 2018 Debentures (2018: loss ($9,597,979)).

a)	2018 Debentures and LP Debentures

On July 26, 2018 and August 1, 2018, Old FFI issued $27,317,000 in unsecured convertible debentures, bearing coupon rate of 8% per annum with a maturity date of July 31, 2019 (the “2018 Debentures”). The 2018 Debentures were classified as a debenture with a fair value derivative liability component. As at February 2, 2019, the debenture portion and the derivative liability had a carrying value of $25,683,347 and $11,252,692, respectively.

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FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

As a result of certain provinces restricting licenced producers (as such term is contemplated in the Ontario Cannabis Licence Act) or an affiliate thereof from owning or controlling (directly or indirectly) more than 9.9% of an entity that is a licenced operator of cannabis retail stores in the province of Ontario, contemporaneous with, and as part of closing the RTO Transaction described in note 7, the licenced producers that were holders of the 2018 Debentures agreed to amend the terms of $20,000,000 of the 2018 Debentures (the “LP Debentures”). Upon the completion of the RTO Transaction, the Company had LP Debentures with an aggregate principal amount of $20,000,000, with a coupon rate of 8% and maturity date of July 31, 2020. The Company may:

i.	subject to compliance with the policies of the TSX, force the conversion of the LP Debentures at a conversion price equal to:

(i)	for the principal, a conversion equal to $1.15; and (ii) for the interest, subject to the approval of the TSX, at the last closing price of the common shares of the Company on the TSX (or such other recognized stock exchange) on the date the Company gives notices of its intention to convert; and

ii.	redeem all or part of the outstanding principal amount of the LP Debentures (and interest thereon). The amount due to the holder upon redemption shall equal the product of the amount of principal and accrued interest to be redeemed, multiplied by the greater of: (i) $1.00; and (ii) the result of the equation A/B whereby:

A = the last closing price of the common shares of the Company on the TSX (or such other recognized stock exchange) on the date immediately prior to the date the Company gives notice of its intention to exercise its redemption right

B = $1.15

2018 Debentures with principal $7,317,000, which were not held by licenced producers, were converted upon completion of the RTO Transaction into 6,380,717 common shares of the Company at the carrying value of the convertible debenture and derivative liability at the time of conversion, which totalled $9,958,568.

The amendment to the terms of the Old FFI 2018 Debentures with principal of $20,000,000 and recognition of the new amended LP Debentures by the Company resulted in a net loss on extinguishment and revaluation of $5,119,126 during the fiscal year ended February 1, 2020 (2018: $nil).

The LP Debentures were classified as a debt liability with a fair value derivative liability component with respect to the conversion option. The debt component was recognized and measured at amortized cost and accreted such that the carrying amount at maturity will equal $20,000,000 using an effective interest rate of 23.5%. The conversion option was initially recognized at $15,659,705 and measured using the Black-Scholes model and the following assumptions: stock price of $1.50; expected life of 1.5 years; $nil dividends; expected volatility of 95% based on comparable companies; exercise price of $1.15; and risk-free interest rate of 1.81%.

During the fiscal year ended February 1, 2020, $6,000,000 in principal was early converted resulting in 5,217,390 shares being issued, with a carrying value of $6,771,148, of which $1,179,485 related to the settlement value of the corresponding conversion option derivative liability.

As at February 1, 2020, the derivative liability component was revalued to $2,077,808, using the Black-Scholes valuation model and the Monte-Carlo simulation valuation technique, and the following assumptions: stock price of $0.95; expected life of 0.5 years;

$nil dividends; expected volatility of 90% based on comparable companies; and risk-free interest rate of 1.63%.

Subsequent to fiscal year end, the remaining $14,000,000 was early converted resulting in the issuance of 12,223,638 common shares (note 29).

34 | P a g e

FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

b)	Share debentures

Contemporaneous with, and as part of closing the RTO Transaction, the Company entered into securities exchange agreements with certain Old FFI shareholders that were licenced producers. Pursuant to these agreements, up to an aggregate of 7,250,000 common shares of the Company were exchanged for $5,800,000 principal amount of convertible debentures (the “Share Debentures”). The principal amount of the Share Debentures is equal to the number of Old FFI common shares held by these holders divided by $0.80 (representing the issue price of the share purchased by these holders) (the “Original Issue Price”), are non-interesting bearing with a maturity date of November 30, 2019 (the “Maturity Date”). On the Maturity Date, such holder of Share Debentures is permitted to elect to convert the principal amount owing into common shares of the Company at the Original Issue Price.

At any time following the completion of the RTO Transaction the Company may:

i.	subject to compliance with the policies of the TSX, and if required to be in compliance with applicable provincial laws, force the conversion of the Share Debentures at a conversion price equal to the lesser of: (A) $0.80; and (B) the last closing price of the common shares on the TSX (or such other recognized stock exchange) on the date immediately prior to the date the Company gives notices of its intention to convert; and

ii.	redeem all or part of the outstanding principal amount of the Share Debentures. The amount due to the holder upon redemption shall equal the product of the amount of principal and accrued interest to be redeemed, multiplied by the greater of: (A) $1.00; and (B) the result of the equation X/Y whereby:

X = the last closing price of the Company common shares on the TSX (or such other recognized stock exchange) on the date immediately prior to the date the Company gives notices of its intention to exercise its redemption right

Y = $0.80

In the event the Share Debentures are transferred such that they are not controlled or owned, directly or indirectly, by the holders of the Share Debentures, they will automatically convert into common shares of the Company at a conversion price equal to the Original Issuer Price.

The carrying value of the 7,250,000 common shares of the Company, totaling $5,800,000, was reclassified from share capital and recognized as a debenture with a fair value derivative liability component, and had an aggregate fair value of $9,708,552 at inception. A revaluation loss of $3,908,552 was recorded upon reclassification and remeasurement of the Share Debentures.

The debenture component was recognized and measured at amortized cost and accreted such that the carrying amount at maturity will equal $5,800,000 using an effective interest rate of 23.5%.

The derivative liability component of the Share Debentures was initially measured at $4,804,030 using the Black-Scholes model and the following assumptions: stock price of $1.50; expected life of 0.8 years; $nil dividends; expected volatility of 96.5% based on comparable companies; exercise price of $0.80; and risk-free interest rate of 1.81%.

During the fiscal year ended 2019, all Share Debentures were converted, resulting in 7,250,000 common shares being issued to debenture holders, with a carrying value of $7,271,650, of which $1,716,182 related to the settlement value of the corresponding conversion option derivative liability.

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FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

c)	June 2019 Debentures

On June 26, 2019, the Company closed a bought deal private placement of 27,188 convertible debenture units at a price of $1000 per unit for total gross proceeds of $27,188,000. Each unit comprised of one $1,000 principal amount unsecured convertible debenture (“June 2019 Debentures”) and 278 common share purchase warrants. The convertible debentures have a maturity date of June 26, 2020, bears 8% interest per annum and the principal amount will be convertible into common shares at any time prior to the maturity date at a conversion price of $1.20 per share. Each common share purchase warrant entitles the holder to purchase one common share of the Company for a period of 24 months following the close of the offering at an exercise price of $1.45. In connection with the private placement, the Company paid the underwriters aggregate cash consideration of $1,476,420 and 1,355,350 broker warrants. Each broker warrant is exercisable for one common share of the Company at a price of $1.20 per share until June 26, 2021.

Gross proceeds were $27,188,000 and net proceeds were $24,768,532, net of cash transaction costs of $1,737,631 and broker warrants valued at $681,837. Net proceeds were allocated on a relative fair value basis to the common share purchase warrants for $1,532,784, to the June 2019 Debentures debt component for $21,478,800, and the residual value to the debenture conversion option for $1,756,948.

The June 2019 Debentures were classified as a debenture with the conversion option component classified as an equity instrument. The debenture component was recognized and measured at amortized cost and accreted such that the carrying amount at maturity will equal $27,188,000, using an effective interest rate of 32%.

The 7,558,264 common share purchase warrants issued were valued on a relative fair value basis using the following assumptions: stock price of $1.03; expected life of 2 years; $nil dividends; 99.5% volatility; and risk-free interest rate of 1.51%.

The 1,355,350 broker warrants issued were valued at $161,718, which is recorded in warrant reserve, based on a pro-rata basis of its fair value using the following assumptions: stock price of $1.03; expected life of 2 years; $nil dividends; 99.5% volatility; and risk-free interest rate of 1.51%.

During the fiscal year ended February 1, 2020, $20,000 in principal was early converted resulting in 16,666 shares being issued

d)	Strategic Investment - Investor debentures and investor warrants

On August 7, 2019, the Company issued: (i) $25,989,985.45 principal amount of 8.0% unsecured convertible debentures (the “Investor Debentures”); (ii) 30,634,322 series A Common Share purchase warrants (the “Series A Warrants”); (iii) 56,126,890 series B Common Share purchase warrants (the “Series B Warrants”); and (iv) 110,703,926 series C Common Share purchase warrants (the “Series C Warrants” and with the Series A Warrants and the Series B Warrants, the “Investor Warrants”) pursuant to the terms of a subscription agreement with 2707031 Ontario Inc., (the “Investor”) an indirect wholly-owned subsidiary of Alimentation Couche-Tard (the “Strategic Investment”). Pursuant to the terms of the Strategic Investment, the Investor will acquire the right, but not the obligation, to acquire that number of common shares that may result in the Investor holding 50.1% of the issued and outstanding common shares if the principal amount of Investor debentures and warrants are converted and exercised, respectively, in full.

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FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

The Investor Debentures mature on the later of (a) June 30, 2021; and (b) three months following the date all of the Corporation’s Shares Debentures and LP Debentures have been converted, purchased by certain prescribed parties or repaid in full (collectively the “Investor Debenture Maturity Date”). In the event the Corporation (or an affiliate) operates not less than 45 licenced cannabis retail stores in Canada under the “Fire & Flower” brand, the Corporation may, upon written notice to the Investor (the “Acceleration Notice”) accelerate the Investor Debenture Maturity Date to the later of: (a) December 31, 2020; and (b) the date that is thirty (30) days following the date of the Acceleration Notice. In the event: (a) the Investor Debentures have not been converted prior to the Investor Debenture Maturity Date; (b) no event of default has occurred under the Investor Debentures; and (c) the 20-day volume weighted average trading price (“VWAP”) of the common shares on the TSX on the Investor Debenture Maturity Date is at least $1.00, then on the Investor Debenture Maturity Date, the Corporation shall have the election to convert the principal amount of Investor Debentures and accrued and unpaid interest thereon into common shares at a conversion price of 95% of the 20-day VWAP of the common shares on the Investor Debenture Maturity Date.

Each Warrant shall entitle the Investor to acquire one common share pursuant to the terms of the applicable Warrant. The Corporation will issue to the Investor such additional number of Warrants (the “Additional Warrants”) to ensure that upon full exercise of the: (a) Series A Warrants, the holder thereof will hold 19.9% of the issued and outstanding common shares on a pro forma fully-diluted basis; (b) Series B Warrants, the holder thereof will hold 33.4% of the issued and outstanding common shares on a pro forma fully-diluted basis; and (c) Series C Warrants, the holder thereof will hold 50.1% of the issued and outstanding common shares on a pro forma fully-diluted basis. The above percentages assume full conversion of the Investor Debentures. Notwithstanding the foregoing, the number of Additional Warrants to be issued shall be not greater than 1,000,000,000.

The initial exercise price per common share (the “Initial Exercise Price”) of the: (a) Series A Warrants is $1.40; (b) Series B Warrants is $1.875; and (c) Series C Warrants is the lesser of: (i) $6.00; and (ii) the greater of (A) $2.00; and (B) the 20-day VWAP of the common shares on the last business day prior to the exercise of the Series C Warrants. The exercise price of any Additional Warrants shall be the greater of: (a) the greater of: (i) the issue price of the common shares in the subsequent offering of the Corporation (the “Subsequent Offering”) that triggers the issuance of such Additional Warrants; and (ii) the market price of the common shares for TSX purposes in connection with such Subsequent Offering; and (b) the Initial Exercise Price of the applicable Warrant. In the event the issuance of Additional Warrants is triggered by an event other than a Subsequent Offering, then the exercise price of such Additional Warrants shall be equal to the higher of: (a) the market price of the common shares (as of the date the Corporation gives notice to the Investor that such Additional Warrants are to be issued); and (b) the Initial Exercise Price of the applicable Warrants.

The Series A Warrants expire on the date which is ninety (90) days following the earlier of: (a) the later of: (i) June 30, 2021; and (ii) the date that all Share Debentures and LP Debentures have been converted, purchased by certain prescribed parties or repaid in full; and (b) the later of: (i) December 31, 2020; and (ii) the date of the Acceleration Notice. The Series B Warrants expire on the date that is one (1) year from the date all of the Series A Warrants have been exercised, provided that the Series B Warrants shall expire if the Series A Warrants expire. The Series C Warrants expire on the earlier of: (a) one (1) year from the date all of the Series B Warrants have been exercised; and (b) August 7, 2023, provided that the Series C Warrants shall expire if the Series A Warrants or the Series B Warrants expire. The Series A Warrants may not be exercised until the principal amount of Investor Debentures has been converted in full. The Series B Warrants may not be exercised until the Series A Warrants have been exercised in full. The Series C Warrants may not be exercised until the Series B Warrants have been exercised in full.

Initial recognition and measurement

The Investor Debentures’ host debt component was classified as a financial liability measured at amortized cost, while the holder’s conversion option component was classified as an equity instrument, and the accelerated maturity date prepayment option and the Company’s conversion option components were classified as embedded derivatives.

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FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

The classification of Investor Warrants was determined based on the terms and conditions attached to each series. The Series C Warrants were classified as a derivative liability due to the variability in exercise price, while the Series A Warrants and Series B Warrants were classified as equity instruments and are not subject to revaluation in accordance with IFRS.

Gross proceeds were $25,989,985 and net proceeds were $24,092,333, net of cash transaction costs of $1,897,652. The gross proceeds were allocated on a relative fair value basis to the Series C warrants for $15,546,000, the host debt component for $10,473,000, and the embedded derivatives for $29,015. Of the cash transaction costs, $764,690 was allocated and netted against the host debt component, and $1,132,962 was recognized as finance costs expense at inception (note 20). In accordance with IFRS, any residual value remaining would be allocated to the identified equity instruments. At initial recognition, no residual value remained for allocation, and the Series A Warrants, Series B Warrants and the holder’s conversion option was assigned a $nil value. At initial recognition, these equity instruments had an aggregate estimated fair value of $60,581,000.

The host debt component was recognized and measured at amortized cost and accreted such that the carrying amount at maturity will equal the principal $25,989,985, using an effective interest rate of 80%.

The estimated fair value at initial recognition for the Investor Debentures host debt component and the Investor Warrants differed from the transaction price. For the Series C Warrants derivative liability, which are to be recognized at fair value, IFRS permits the deferral of the recognition of the difference of $11,503,000, between the estimated fair value at initial recognition of $27,049,000 and the allocated relative fair value amount. This Company’s policy is to defer such differences and recognize the deferred amounts once estimated fair values can be determined based solely on market observable inputs.

The estimated fair value of the Investor Debentures host debt component at initial recognition was determined using probability weighted present value approach accounting for the variable maturity date, which depends on the occurrence or non-occurrence of certain Company-specific operational events, and a company specific discount rate assumption range of 33% - 46%%.

The Series C Warrants were valued using the Monte-Carlo simulation valuation technique to project the Company’s share price to the expected maturity date, and the following assumptions: stock price of $1.39; $nil dividends; risk-free interest rate of 1.33%; and expected volatility of 70% based on historical trading data.

As at February 1, 2020, the Series C Warrants was revalued to $nil (net of the deferred initial difference), using the above described valuation technique and the following assumptions: stock price of $0.95; $nil dividends; risk-free interest rate of 1.85%; and expected volatility of 70% based on historical trading data.

These fair values were determined based on Company-specific inputs and valuation techniques that utilized both observable and unobservable market inputs. Such estimate fair values for the financial liabilities were thus categorized as Level 3 measurement inputs.

Sensitivity of key non-observable inputs – volatility

Volatility assumptions are a key estimate, and sensitivity is mainly from the limited available longer-term historical trading data for the Company and comparable companies in the industry, as well as the emerging market the Company operates in. Volatility is a sensitive assumption for valuation of the Series C Warrants, given the longer-term expected maturity date. As at August 7, 2019 and February 1, 2020, with all other variables held constant, a 5% increase in the expected volatility would have increased the estimated fair value of the Series C Warrants by $4,970,000, and $nil, respectively, while a decrease of 5% would have decreased the estimated fair value by $4,957,000 and $nil, respectively.

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FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

18.	SHAREHOLDERS’ EQUITY AND SHARE BASED ARRANGEMENTS

a)	Share capital

The Company is authorized to issue an unlimited number of common shares.

As at February 1, 2020, the Company had 146,093,212 common shares outstanding (2018: 77,524,102).

The common shares outstanding pre-RTO Transaction close (February 13, 2019) represents the cumulative share capital transactions of the RTO acquirer, Old FFI. Prior to the close of the RTO Transaction on February 13, 2019, Old FFI and the Company consolidated its common shares on a 10.64814815 to 1 basis. Upon completion of the RTO Transaction on February 13, 2019, shareholders of Old FFI received one post-Share Consolidation common share for every common share of the Company (note 7).

Concurrent Financing in November 2018 prior to RTO Transaction

On November 1, 2018, the Company had completed a private placement in connection with the RTO Transaction (the “November 2018 Financing”). The Company issued 24,333,334 subscription receipts (the “Subscription Receipts”) at a price of $1.50 per Subscription Receipt for aggregate gross proceeds of $36,500,001. The Subscription Receipt entitled the holder to receive one common share of the Company upon satisfaction and/or waiver of certain escrow release conditions including, but not limited to, the completion, satisfaction or waiver of all conditions precedent to the RTO Transaction.

Upon completion of the RTO Transaction on February 13, 2019, the common shares were issued to the holders, and proceeds, net of transactions cost, totalling $34,544,793, were released from escrow. Transaction costs related to the November 2018 Financing was recorded in the fiscal year ended February 2, 2019.

The agents to the November 2018 Financing and certain other finders received 1,376,205 compensation option warrants. These options were included in transaction costs in the statement of changes in shareholders’ equity and were valued at $582,108 using the Black-Scholes model and the following assumptions: stock price of $1.50 expected life of 1 year; $nil dividends; expected volatility of 70% based on comparable companies; exercise price of $1.50; and a risk-free interest rate of 2.28%.

Cancellation of Royalty Agreements

On August 17, 2018, the Company entered into a letter agreement (the “Letter Agreement”) with each of Millstone Ventures Ltd. (“Millstone”), a private company controlled by the Chief Executive Officer of the Company (the “CEO”), and JNZS Consulting Inc. (“JNZS”), a private company controlled by the Executive Director and Chairmen of the Board of Directors of the Company (the “Executive Director” or “Chairman of the Board”), whereby each of the parties agreed to terminate the royalty agreement entered into by the parties on January 1, 2018 (the “Royalty Agreement”) and to terminate the Company’s obligations under the Royalty Agreement for consideration. The Royalty Agreement was valued at $4,000,000 by arm’s length third party, and was paid through the issuance of common shares in the capital of the Company at a share price of $1.15 per common share; 2,000,000 common shares were issued on entering into the letter agreement, 739,130 common shares were issued on entering into the letter agreement but subject to repurchase by the Company for nominal consideration until August 17, 2019, and the remaining 739,130 common shares were issued on entering into the letter agreement but subject to repurchase by the Company for nominal consideration until August 17, 2020.

2018 Private Placements

For the fiscal year ended February 2, 2019, the Company issued units (common shares and warrants) under the April 2018 brokered private placement and May 2018 private placement financings (collectively, the “2018 Private Placements”).

39 | P a g e

FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

●	April 2018 Private Placement – On April 18, 2018, the Company completed a brokered private placement of units of the Company (the “April 2018 Private Placement”). Each unit was comprised of one common share and one common share purchase warrant at a price of $0.80 per unit. Each warrant entitles the holder to acquire one common share at $1.05 for a period of two years. The April 2018 Private Placement resulted in the issuance of 15,582,626 common shares and 15,582,626 warrants.

The Company issued an additional 777,693 broker warrants, which entitle the broker to acquire one common share at $0.80 for a period of two years. Gross proceeds were $12,466,101 and net proceeds were $11,343,664, net of cash transaction costs incurred of $960,719 and broker warrants valued at $161,718. Net proceeds were allocated on a relative fair value basis to share capital for $9,100,948 and warrant reserve for $2,242,716.

The warrants and broker warrants were valued using the Black-Scholes valuation method using the following assumptions: stock price of $0.642; expected life of 2 years; $nil dividends; expected volatility of 70% based on comparable companies; exercise price of $1.05; and risk-free interest rate of 1.88%.

●	May 2018 Private Placement – On May 29, 2018, the Company completed a non-brokered private placement of units of the Company (the “May 2018 Private Placement”). Each unit comprised of one common share and one common share purchase warrant at a price of $0.80 per unit. Each warrant entitles the holder to acquire one common share at $1.05 for a period of two years. The May 2018 Private Placement resulted in the issuance of 8,177,728 common shares and 8,177,728 warrants.

The Company issued an additional 336,075 broker warrants, which entitle the broker to acquire one common share at $0.80 for a period of two years. Gross proceeds amounted to $6,542,182 and net proceeds were $6,184,832, net of cash transaction costs incurred of $287,593 and broker warrants valued at $69,757. Net proceeds were allocated on a relative fair value basis to share capital for $4,963,455 and warrant reserve for $1,221,377.

The warrants and broker warrants issued were valued using the Black-Scholes valuation method using the following assumptions: stock price of $0.642; expected life of 2 years; $nil dividends; expected volatility of 70% based on comparable companies; exercise price of $0.80; and risk-free interest rate of 1.84%.

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FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

b)	Warrants

The following is a summary of warrants outstanding:

	Fiscal Year Ended		Fiscal Year Ended
	February 1, 2020		February 2, 2019
	Warrants	Weighted average exercise price	Warrants	Weighted average exercise price
	#	$	#	$
Balance, beginning of fiscal year	39,894,283	0.81	10,800,000	0.15
Issued - 2018 Private Placements (note 18 (a))	-	-	23,760,354	1.05
Issued - 2018 Private Placements broker warrants (note 18 (a))	-	-	1,113,768	0.80
Issued - 2018 debentures	-	-	1,178,956	1.15
Issued - Hifyre Inc. finder warrants	-	-	500,000	0.80
Issued - November 2018 Financing warrants (note 18 (a))	-	-	1,376,205	1.50
Issued - compensation warrants	100,000	1.15	1,165,000	0.85
Issued under RTO transaction (note 7)	50,713	1.07	-	-
Issued - June 2019 Debentures (note 17)	8,913,614	1.41	-	-
Issued - Investor Warrants A (note 17)	30,634,322	1.40	-	-
Issued - Investor Warrants B (note 17)	56,126,890	1.88	-	-
Issued - Investor Warrants C (note 17) (1)	110,703,925	variable	-	-
Forfeited/cancelled	(39,600)	1.50	-	-
Exercised	(13,852,375)	0.34	-	-
Balance, end of fiscal year	232,531,772	1.72	39,894,283	0.81

(1)	Exercise price for Series C warrants assumed to be $2.00. See Strategic Investment in note 17 for further details.

Hifyre Inc. finders’ warrants

On May 22, 2018, the Company issued 500,000 finders’ warrants in connection to the acquisition of Hifyre Inc. (note 8). Each finders warrant will allow the holder to acquire one common share for $0.80 for two years and were valued at $104,159 using the Black- Scholes model and the following assumptions: stock price of $0.642; expected life of 2 years; $nil dividends; expected volatility of 70% based on comparable companies; exercise price of $0.80; and a risk-free interest rate of 2.00%.

July 2018 Debentures Warrants

On July 26, 2018, the Company issued 1,178,956 broker warrants in connection with the July Debenture issuance (note 17). Each broker warrant will allow the holder to acquire one common share at $1.15 for one or two years. The broker warrants were valued at $80,835 using the Black-Scholes model and the following assumptions: stock price of $0.642; expected life of 1 or 2 years; $nil dividends; expected volatility of 70% based on comparable companies; exercise price of $1.15; and a risk-free interest rate of 2.02%.

Additional compensation warrants issued during the fiscal years ended February 1, 2020 and February 2, 2019:

●	On February 13, 2019, 100,000 compensation warrants were issued for consulting services to the former Chief Financial Officer (“CFO”) with an exercise price of $1.15. The terms of this arrangement are described further below. These warrants were fair valued on their grant date of $85,800 using the Black-Scholes model with the following assumptions: stock price of $1.50; expected life of 2 years; $nil dividends; expected volatility of 95% based on comparable companies; and a risk- free interest rate of 1.67%.

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FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

●	On May 22, 2018, the Company issued 500,000 performance warrants in connection with advisory services. Each performance warrant will allow the holder to acquire one common share for $0.80 for two years and were valued at $104,159 using the Black-Scholes model and the following assumptions: stock price of $0.642; expected life of 2 years; $nil dividends; expected volatility of 70% based on comparable companies; exercise price of $0.80; and a risk-free interest rate of 2.00%.

●	On May 22, 2018, the Company issued 500,000 consideration warrants for early exercise of stock options. Each consideration warrant will allow the holder to acquire one common share for $0.80 for two years and were valued at $104,159 using the Black-Scholes model and the following assumptions: stock price of $0.642; expected life of 2 years; $nil dividends; expected volatility of 70% based on comparable companies; exercise price of $0.80; and a risk-free interest rate of 2.00%.

●	On July 31, 2018, the Company issued 40,000 consideration warrants for the early exercise of stock options. The Company also issued 25,000 common share warrants to a consultant. Each common share warrant will allow the holder to acquire one common share for $1.15 for two years and were valued at $9,325 using the Black-Scholes model and the following assumptions: stock price of $0.642; expected life of 2 years; $nil dividends; expected volatility of 70% based on comparable companies; exercise price of $1.15; and a risk-free interest rate of 2.03%.

●	On August 17, 2018, the Company granted the former CFO 200,000 common share warrants. 100,000 of the warrants were issued on August 17, 2018 and 100,000 of the warrants are to be issued on the business day immediately following the date that the TSXV conditionally approves Cinaport to file the filing statement in connection with the Qualifying Transaction. Each warrant is exercisable at an exercise price of $1.15 per warrant for a period of two years from the date of issuance. The 100,000 purchase warrants issued on August 17, 2018 were valued at $14,363 using the Black-Scholes model and the following assumptions: stock price of $0.642; expected life of 2 years; $nil dividends; expected volatility of 70% based on comparable companies; exercise price of $1.15; and a risk-free interest rate of 2.08%.

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FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

The following table reflects the warrants issued and outstanding as at February 1, 2020:

Expiry dates	Number of warrants outstanding	Exercise price ($)	Grant date fair value per warrant ($)	Remaining contractual Life (years)
April 20, 2020	14,520,326	1.05	0.14	0.22
May 22, 2020	1,500,000	0.800	0.208	0.30
May 29, 2020	6,496,500	1.05	0.150	0.32
May 31, 2020	1,499,978	1.05	0.150	0.33
June 7, 2020	25,000	1.05	0.150	0.35
June 19, 2020	125,000	1.05	0.150	0.38
July 31, 2020	65,000	1.15	0.143	0.50
August 17, 2020	100,000	1.15	0.143	0.54
February 12, 2021	100,000	1.15	0.858	1.03
June 26, 2021	7,558,264	1.45	0.223	1.40
March 31, 2021	30,634,322	1.40	0.000	1.16
March 31, 2022	56,126,890	1.88	0.000	2.16
March 31, 2023	110,703,925	2.00	variable	3.16
Total warrants	229,455,205
February 13, 2020	1,336,605	1.50	0.208	0.03
April 20, 2020	256,639	0.80	0.070	0.22
May 31, 2020	86,250	0.80	0.208	0.33
June 6, 2020	41,723	1.06	0.663	0.35
June 26, 2021	1,355,350	1.20	0.503	1.40
Total broker warrants	3,076,567
	232,531,772

Excluding the Investor Warrants, the weighted average life for warrants outstanding as at February 1, 2020 was 0.57 years (2018: 1.15 years). See the Strategic Investment section in note 17 for further details on the expiry of the Investor Warrants.

c)	Stock options

The following is a summary of options outstanding:

	Fiscal Year Ended		Fiscal Year Ended
	February 1, 2020		February 2, 2019
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
	#	$	#	$
Balance, beginning of fiscal year	8,078,333	0.64	4,850,000	0.16
Issued under RTO	144,625	1.07	-	-
Issued	5,790,500	1.30	5,107,500	0.94
Exercised	(880,639)	0.18	(1,200,000)	(0.16)
Expired	(37,500)	0.21	-	-
Forfeited/Cancelled	(765,834)	1.03	(679,167)	(0.27)
Balance, end of fiscal	12,329,485	0.97	8,078,333	0.64
Exercisable balance, end	3,976,706	0.62	2,435,417	0.14

43 | P a g e

FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

During the fiscal year ended February 1, 2020, the Company recorded an expense of $2,917,551 (2018: $862,668) related to stock options in share-based payments expense and contributed surplus. Stock option related compensation expense is recognized over the vesting period of the underlying options. The fair value of the options granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Fiscal Year Ended
	February 1, 2020	February 2, 2019
Options issued (excluding those issued under RTO)	5,790,500	5,107,500
Expected option lives range in years	5	5
Volatility range, based on comparable companies	97%-105%	70%
Risk-free interest rate range	1.33% - $1.81%	1.71% - 2.11%
Share price range	$0.94 - $1.50	$0.21 -$1.50
Exercise Price range	$1.00 - $1.50	$0.21 - $1.50
Dividend yield	nil	nil

The following table reflects the options issued and outstanding as at February 1, 2020:

	Outstanding			Exercisable
	Exercise	Number	Remaining	Number
Expiry date	price	of options	contractual life	of options
	$	#	(years)	#
February 13, 2020	1.06	75,205	0.03	75,205
January 2, 2023	0.21	1,450,000	2.92	1,000,692
January 30, 2023	0.21	600,000	3.00	600,000
March 1, 2023	0.21	350,000	3.08	168,214
April 24, 2023	0.80	2,100,000	3.23	931,683
May 18, 2023	0.80	360,000	3.29	153,805
May 22, 2023	0.80	37,500	3.30	15,919
July 31, 2023	1.15	70,000	3.50	26,362
August 27, 2023	1.15	350,000	3.57	125,342
September 24, 2023	1.50	5,000	3.65	1,695
December 18, 2023	1.50	1,200,000	3.88	336,953
December 31, 2023	1.00	30,000	3.92	30,000
December 31, 2023	1.19	22,500	3.92	22,500
February 13, 2024	1.50	1,610,000	4.04	222,764
March 4, 2024	1.50	435,000	4.09	84,550
March 20, 2024	1.50	20,000	4.13	6,228
March 22, 2024	1.50	10,000	4.14	-
March 25, 2024	1.50	10,000	4.15	-
May 13, 2024	1.50	300,000	4.28	-
June 17, 2024	1.19	300,000	4.38	-
June 24, 2024	1.19	25,000	4.40	-
June 26, 2024	1.50	50,000	4.40	-
July 22, 2024	1.39	20,000	4.47	-
July 26, 2024	1.34	500,000	4.48	-
December 10, 2024	0.10	250,000	4.86	250,000
January 16, 2024	1.02	1,303,000	3.96	-
January 30, 2024	1.07	800,000	4.00	-
June 6, 2028	1.06	46,280	8.35	46,280
Total	0.97	12,329,485	3.67	4,098,192

44 | P a g e

FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

19.	EXPENSES BY NATURE

Below are the expenses by nature included in general and administrative expenses:

	Fiscal years ended
	February 1, 2020	February 2, 2019
	$	$
General and administrative expenses
Salaries and benefits	17,502,695	6,793,923
Facility expenses	4,013,584	6,412,130
Insurance	489,249	187,477
Legal and professional fees	1,694,232	2,099,130
Consulting fees	1,183,965	2,774,916
Public company and regulatory fees	682,553	-
Investor relations	514,198	-
Travel and entertainment	1,062,652	1,330,266
Training, dues and memberships	291,588	134,968
IT costs	1,114,884	219,843
Office expenses and other	1,709,452	859,524
Total general and administrative expenses	30,259,052	20,812,177

20.	FINANCE COSTS

Finance costs are comprised of the following:

	Fiscal Year Ended
	February 1, 2020	February 2, 2019
	$	$
Accretion expense on lease liabilities (note 16)	2,536,185	-
Interest expense on debentures (note 17)	13,872,886	2,809,250
Transaction costs - Investor Debentures (note 17)	1,132,962	-
Accretion expense on contingent consideration (note 8)	108,237	36,499
Total finance costs	17,650,270	2,845,749

45 | P a g e

FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

21.	INCOME TAXES

a)	Provision for income taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to income or loss before income taxes. These differences result from the following:

	Fiscal years ended
	February 1, 2020	February 2, 2019
	$	$
Combined Canadian statutory income tax rate	26.50%	26.50%
(Loss) before income tax	(32,594,456)	(37,798,760)
Expected tax recovery based on statutory rate	(8,637,531)	(10,017,000)
Share-based payments	821,734	1,503,000
Non-capital gain/loss related to derivative	(5,873,720)	2,543,465
Non-deductible expenses	4,024,484	489,000
Change in unrecorded deferred tax asset	9,665,033	5,481,535

b)	Deferred income tax

Deferred income tax assets have not been recognized in respect of the following deductible temporary differences:

	Fiscal years ended
	February 1, 2020	February 2, 2019
	$	$
Non-capital loss carry-forwards	18,355,678	10,577,141
Property, plant and equipment and intangible assets	142,203	355,511
Right-of-use assets	556,285	-
Accretion, provision and accrued reserves	1,715,029	-
Finance costs	1,786,934	1,215,949
Other	327,800	-
Total	22,883,929	12,148,601

c)	Loss carry-forwards

As at February 1, 2020, the Company’s non-capital losses, stated in Canadian dollars, expire as follows:

Year	$
2038	10,577,140
2039	7,778,538
18,355,678

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can use the benefits.

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FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

22.	LOSS PER COMMON SHARE

For the fiscal years ended February 1, 2020 and February 2, 2019, basic loss per share and diluted loss per share were the same as the Company recorded a net loss for both periods, and the exercise of any potentially dilutive instruments would be anti-dilutive.

Loss per common share
	Fiscal year ended
	February 1, 2020	February 2, 2019
Loss attributable to common shares ($)	(32,594,456)	(37,798,760)
Dilutive effect on income	-	-
Adjusted net income attributable to common shares	(32,594,456)	(37,798,760)
Weighted average number of shares outstanding - basic (#)	118,492,477	68,645,883
Weighted average number of shares outstanding - diluted (#)	118,492,477	68,645,883
Loss per common share, basic ($)	(0.28)	(0.55)
Loss per common share, diluted ($)	(0.28)	(0.55)

23.	FINANCIAL INSTRUMENTS

The Company’s risk exposures and the impact of the financial instruments are summarized below.

a)	Interest risk

The Company is exposed to interest rate risk to the extent that cash and investments maintained at financial institutions may fluctuate with the prevailing market rate. The Company invests surplus cash in GIC’s which accumulate interest at the prevailing rate. As at February 1, 2020 and February 2, 2019, the Company had cash and cash equivalents of $22,900,078 (2018: $10,410,330), restricted cash of $nil (2018: $34,544,793), short term investments of $5,000,000 (2018: $nil) and outstanding convertible debentures of $51,954,032 (2018: $25,683,347). Interest earned on the Company’s surplus cash is not significant and the Company’s financial liabilities have fixed rates of interest; therefore, the Company is not exposed to any significant interest rate fair value risk.

b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalents, restricted cash, and trade and other receivables. The Company’s cash and cash equivalents include petty cash, store cash flows, and cash held at Canadian financial institutions, which management believes the risk of loss is minimal. The Company’s financial assets subject to credit risk includes trade accounts receivable balances of $1,732,438, which primarily arise from the Company’s wholesale distribution and digital development operating segments (2018: $479,720). The Company’s point-of-sale retail stores operations do not give rise to significant accounts receivable amounts.

The Company limits the total exposure to individual customer counterparties by maintaining a credit policy, which sets forth prepayment or short net credit term requirements for trade customers in order to mitigate losses from non-collection of trade receivables.

The carrying amount of cash and cash equivalents, restricted cash, short term investments and trade and other receivables represent the maximum exposure to credit risk and at February 1, 2020, this amounted to $32,061,235 (2018: $46,709,959), and provision for expected credit loss allowances related to trade account receivables was $19,000 as at February 1, 2020 (2018:$nil).

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FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at February 1, 2020, the Company had $22,900,078 (2018: $10,410,330) of cash and cash equivalents, restricted cash of $nil (2018: $35,544,793) and short-term investments of $5,000,000 (2018: $nil).

The Company’s non-current financial liabilities comprise of convertible debentures and derivative liabilities including warrants, which have varying contractual maturity/expiry dates, and are described under note 17 and note 18. All other financial liabilities of the Company are current.

The Company is obligated to pay accounts payable and accrued liabilities with a carrying amount and contractual cash flows amounting to $12,728,077 (2018: $14,471,928), which are due within one year. The company also has convertible debentures outstanding in the amount of $38,153,630 and 13,800,402 for the current and long-term portions, respectively (2018: $25,683,347 and $nil) with a corresponding derivative liability of $2,077,808 (2018: $11,252,692). Subsequent to the year ending, the LP Debentures with a total balance of $13,086,332 in current liabilities as at February 1, 2020 was converted into common shares of the Company. Also, the Company raised an additional $25 million in convertible debenture financing and entered into a commitment letter to obtain up to an aggregate amount of $10 million (with an option for an additional $5 million) credit facility (note 29).

d)	Fair value of financial instruments

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

-	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities;

-	Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

-	Level 3 - Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

48 | P a g e

FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

The following table provides the fair value measurement hierarchy of the Company’s financial assets and liabilities measured as at February 1, 2020 and February 2, 2019:

As at February 1, 2020	Total	Level 1	Level 2	Level 3
	$	$	$	$
Cash and cash equivalents	22,900,078	-	22,900,078	-
Short-term investments	5,000,000	-	5,000,000	-
Trade and other receivables	3,654,775	-	-	3,654,775
Accounts payable and accrued liabilities	12,728,077	-	-	12,728,077
Debentures (note 17)	51,501,157	-	-	51,501,157
Derivative liability (note 17)	2,077,808	-	2,077,808	-

As at February 2, 2019	Total	Level 1	Level 2	Level 3
	$	$	$	$
Cash and cash equivalents	10,410,330	-	10,410,330	-
Restricted cash	34,544,793	-	34,544,793	-
Trade and other receivables	599,261	-	-	599,261
Accounts payable and accrued liabilities	14,471,928	-	-	14,471,928
Debentures (note 17)	25,683,347	-	-	25,683,347
Derivative liability (note 17)	11,252,692	-	11,252,692	-
Provisions	1,661,757	-	-	1,661,757

There were no transfers between Level 1, Level 2 or Level 3 during the fiscal years ended February 1, 2020 and February 2, 2019.

24.	KEY MANAGEMENT PERSONNEL COMPENSATION

Compensation for key management personnel, including the Company’s Officers and Board of Directors and private companies controlled by Officers and Directors, was as follows:

	Fiscal Year Ended
	February 1, 2020	February 2, 2019
	$	$
Salaries and consulting fees	1,250,070	682,530
Share-based payments(1)	1,486,281	720,271
Directors’ board fees	315,500	32,000
Total	3,051,851	1,434,801

(1)Includes base salary and management fees elected to be paid in common shares and warrants of the Company.

During the fiscal year ended February 1, 2020, a total of 1,300,000 stock options were issued to the Company’s officers (2018: 1,700,000), with an exercise price range of $1.07 -$1.50 (2018: $0.80 -$1.50), and maturity date range of January 30, 2024 - February 13, 2024 (2018: April 24, 2023 – December 18, 2023).

During the fiscal year ended February 1, 2020, a total of 120,000 stock options were issued to the Company’s Board of Directors (2018: 200,000), with an exercise price $1.50 (2018: $1.50), and maturity date February 13, 2024 (2018: December 18, 2023).

On October 15, 2019, the Company entered into a second amended and restated management services agreement with JNZS, the company wholly owned by the Chairman of the Board. The agreement provides that JNZS will receive from the Company a prorated annual management services fee of $400,000 from the period beginning February 13, 2019 until January 1, 2020 and a fee of $300,000 for each of the calendar years 2020 and 2021 (collectively, the “JNZS Fee”). Pursuant to the terms of the original agreement entered into on January 1, 2018 as amended by a supplemental management services agreement entered into on August 17, 2018, JNZS elected to receive half of the JNZS Fee for the 2020 calendar year by the issuance of 133,333 common shares of Old FFI (which were subsequent exchanged for the common shares of the Company post RTO Transaction). The Chairman of the Board, as the service provider, is also eligible to participate in the Company’s bonus plans and stock option plans. During the fiscal year ended February 1, 2020, $387,000 in management service fees was incurred (2018: $397,489), of which $183,333 was charged as share-based payment expense (2018: $290,137).

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FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

On August 17, 2018, the Company granted the former CFO 200,000 common share purchase warrants. 100,000 of the warrants were issued on August 17, 2018 and 100,000 of the warrants were issued on February 13, 2019, the business day immediately following the issuance of the filing statement in connection with the RTO (note 18 (b)).

25.	RELATED PARTY TRANSACTIONS

The Company had the following transactions with directors, officers and private companies controlled by directors and officers for the fiscal year ended February 1, 2020 and February 2, 2019:

●	On August 17, 2018, the Company entered into a Letter Agreement with Millstone and JNZS, companies controlled by the CEO and the Chairman of the Board, whereby each of the parties agreed to terminate the royalty agreement entered into by the parties on January 1, 2018 and to terminate the Company’s obligations under the agreement for consideration (note 18).

●	On June 1, 2018, 1,000,000 founding common shares were sold. 2089064 Ltd. purchased 272,727 common shares and Millstone purchased 363,636 common shares. The remaining 363,637 were sold to non-related parties. On June 7, 2018, the CFO participated in the May Private Placement. The CFO was issued 25,000 units at $0.80 per unit for an aggregate price of $20,000. On July 26, 2018, the CFO also participated in the offering of July Debentures. The July Debentures were issued at $1,000 per unit for an aggregate price of $10,000.

●	On April 24, 2018, 1,090,000 common shares of the Company held by the spouse of the CEO were sold to non-related parties.

●	On April 18, 2018, 2089064 Ontario Ltd. (“2089064 Ltd.”), a private company controlled by the Chairman participated in the April 2018 Private Placement. 2089064 Ltd. was issued 125,000 units at $0.80 per unit for proceeds of $100,000. Millstone subscribed for 375,000 units for proceeds of $300,000.

●	On April 10, 2018, the Company entered into a three-year supply agreement with Emblem Corp. (“Emblem”), a public company. At the time of entering into the agreement the Chairman of the Board served as the chairman of the board of directors of Emblem.

●	On April 18, 2018, Emblem participated in the April 2018 Private Placement. Emblem was issued 3,125,000 units at $0.80 per unit for proceeds of $2,500,000.

26.	CAPITAL RISK MANAGEMENT

The Company’s objective is to maintain sufficient capital base so as to maintain investor, creditor and customer confidence and to sustain future development of the business. The Company currently has not paid any dividends to its shareholders.

As at February 1, 2020, total capital was comprised of shareholders’ equity of $ 46,909,880.

The Company’s objective when managing capital is to spend its existing working capital and raise additional amounts in the subsequent period.

Management has chosen to mitigate the risk and uncertainty associated with raising additional capital within current economic conditions and manages its capital by:

i)	maintaining a liquidity cushion in order to address any potential disruptions or industry downturns;

ii)	minimizing discretionary disbursements; and

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FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

iii)	reducing or eliminating expansion expenditures which are of limited strategic value.

In light of the above, the Company will continue to assess retail locations and seek to acquire an interest in additional locations if it believes there is sufficient potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis. There were no changes in the Company’s approach to capital management during the fiscal year ended February 1, 2020 and February 2, 2019. As at February 1, 2020, the Company was not subject to externally imposed capital requirements. Changes in capital are described in the statement of changes in shareholders’ equity.

27.	COMMITMENTS AND CONTINGENCIES

a)	Agreements with Ontario retail cannabis store lottery winners

On February 14, 2019 the Company entered into two separate consulting agreements with two Ontario retail cannabis store lottery winners, whereby the Company would a) provide consulting services and licence its intellectual property to these two parties and b) would also have an option to purchase the Alcohol and Gaming Commission of Ontario cannabis retail licence and associated operations from these two parties when regulations allow for consideration to be paid.

The purchase option under the first agreement includes the issuance of 800,000 common shares of the Company (subject to compliance with applicable law, including the Ontario Cannabis Licence Act). The purchase option further contemplates that at the time the purchase option is exercised, that if the 10-day volume weighted average price of the Company’s common shares is less than $1.50, the Company will pay an additional amount in cash that would bring the aggregate consideration paid to $1,200,000. This purchase option is disclosed as a contingent liability given the execution of the purchase option was conditional on regulations permitting such a transfer. Subsequent to the year ending, on February 11, 2020, the Company completed the acquisition of this location. See also note 29 – Subsequent Events.

The purchase option under the second agreement includes 933,333 common shares of the Company (subject to compliance with applicable law, including the Ontario Cannabis Licence Act). The purchase option further contemplates that if the proposed transfer is not permitted under applicable law on or before April 1, 2020, then on such day, the Company shall issue 933,333 common shares and the parties shall enter into a definitive agreement requiring the lottery winner to transfer their interest in the cannabis retail store for no further consideration on the date. Total share consideration of $887,000 has been recorded as other non-current assets and as shares to be issued and in the consolidated statements of financial position. The shares were valued at $0.95 per share based on the share price of as at February 1, 2020. Subsequent to the year ending, on February 27, 2020, the Company completed the acquisition of this location. See also note 29 – Subsequent Events.

On March 8, 2019 and March 11, 2019, the Company entered into promissory note agreements with each of the two lottery winners for $800,000, subject to interest at the Canadian prime lending rate and mature on December 13, 2019. The promissory notes were measured at amortized cost and recognized under other current assets. On September 8, 2019, $815,800 of principal and interest was repaid. As at February 1, 2020, the promissory notes had a carrying value of $828,463 (2018: $ nil). Subsequent to the year ending, on February 27, 2020, this promissory note was settled as part of the purchase price adjustments for the acquisition of this location. See also note 29 – Subsequent Events.

b)	Supply agreement commitments

On January 30, 2019, the Company entered into a one-year supply agreement for the purchase of $348,000 in cannabis. The Company did not exercise the option to renew the agreement after the initial term.

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FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

In April 2018, the Company entered into two three-year supply agreements for the purchase of cannabis, with the option to renew for two additional years at the Company’s discretion, with annual renewal dates set at April 16 and September 30, respectively. Under the terms of each agreement the annual purchase amount is based on the ability of the Company to purchase cannabis products from the supplier under applicable laws and regulations, with a maximum annual commitment of $5,000,000, subject to adjustment based on the proportion of cannabis retail licences held by the Company in jurisdictions permitting such agreements as of the annual renewal date and at prices determined by an applicable provincial regime or, where a provincial regime is silent as to price, negotiated in good faith.

c)	Lease commitments

Please refer to note 16 for more information regarding future minimum lease payments.

28.	SEGMENTED INFORMATION

The Company’s reportable segments, organized based on products and services, are as follows:

1)	The retail segment which sells cannabis products and accessories to the adult-use market in provinces where the sale of cannabis by private retailers is legal;

2)	The wholesale distribution segment which distributes cannabis products and accessories; and

3)	The digital development segment which designs, develops and delivers digital experiences.

The chief operating decision makers monitor the operating results of business segments separately for the purpose of making decisions about resources to be allocated and of assessing performance. All segments operate within Canada. Information on the Company’s operating segments as at and for the fiscal year ended February 1, 2020, are as follows:

Information about reportable segments Fiscal year ended February 1, 2020	Retail	Wholesale distribution	Digital development	Corporate	Eliminations and adjustments	Consolidated
	$	$	$	$	$	$
Revenues	42,910,121	5,574,376	2,621,617	-	-	51,106,114
Intercompany revenues[1]	59,420	5,554,789	2,626,839	-	(8,241,048)	0
Total revenues	42,969,541	11,129,165	5,248,456	-	(8,241,048)	51,106,114
Cost of sales	(29,062,508)	(8,958,862)	(54,968)	-	5,577,782	(32,498,556)
Gross profit	13,907,033	2,170,303	5,193,488	-	(2,663,266)	18,607,558
Total operating expenses before depreciation	(35,769,599)	(2,523,737)	(5,071,039)	(3,955,594)	706,892	(46,613,077)
Depreciation and amortization	(7,230,563)	(115,094)	(132,198)	-	(174,671)	(7,652,526)
Segment profit (loss)	(29,093,129)	(468,528)	(9,749)	(3,955,594)	(2,131,045)	(35,658,045)
Listing expense	-	-	-	(1,834,674)	-	(1,834,674)
Gain on revaluation of derivative liability	-	-	-	31,192,658	-	31,192,658
Loss on extinguishment and revaluation of debentures	-	-	-	(9,027,678)	-	(9,027,678)
Interest income and finance costs	-	-	-	(17,266,717)	-	(17,266,717)
Loss before income taxes	(29,093,129)	(468,528)	(9,749)	(892,005)	(2,131,045)	(32,594,456)
1. Sales between segments are made at prices that approximate market prices.
Total non-current assets	105,385,781	2,111,328	470,360	-	-	107,967,469
Total assets	141,879,547	5,141,911	2,933,664	1,050,875	-	151,005,997
Total non-current liabilities	33,458,074	-	709,658	13,347,527	-	47,515,259
Total liabilities	48,206,604	836,369	1,464,747	53,588,397	-	104,096,117

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FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

Information on the Company’s operating segments as at and for the fiscal year ended February 2, 2019, are as follows:

Information about reportable segments Fiscal year ended February 2, 2019	Retail	Wholesale distribution	Digital development	Corporate	Eliminations and adjustments	Consolidated
	$	$	$	$	$	$
Revenues	11,658,241	795,407	525,508	-	-	12,979,156
Intercompany revenues[1]	-	1,256,115	788,939	-	(2,045,054)	-
Total revenues	11,658,241	2,051,522	1,314,447	-	(2,045,054)	12,979,156
Cost of sales	(7,372,185)	(1,751,454)	-	-	1,121,981	(8,001,658)
Gross profit	4,286,056	300,068	1,314,447	-	(923,073)	4,977,498
Total operating expenses before depreciation	(23,107,682)	(327,656)	(720,491)	(5,882,626)	312,129	(29,726,326)
Depreciation and amortization	(382,923)	(22,505)	(89,940)	-	-	(495,368)
Segment profit (loss)	(19,204,549)	(50,093)	504,016	(5,882,626)	(610,944)	(25,244,196)
Listing expense	-	-	-	(470,000)	-	(470,000)
Gain on revaluation of derivative liability	-	-	-	(9,597,979)	-	(9,597,979)
Interest income and finance costs	-	-	-	(2,486,585)	-	(2,486,585)
Loss before income taxes	(19,204,549)	(50,093)	504,016	(18,437,190)	(610,944)	(37,798,760)
1. Sales between segments are made at prices that approximate market prices.
Total non-current assets	23,739,120	2,069,355	79,825	-	-	25,888,300
Total assets	77,646,709	344,765	2,512,113	-	-	80,503,587
Total non-current liabilities	435,499	-	-	-	-	435,499
Total liabilities	16,106,313	394,758	68,113	36,936,039	-	53,505,223

29.	SUBSEQUENT EVENTS

a)	Acquisition of the Ontario locations

Subsequent to the year end, the operators of the Branded Stores transferred all of their interests in the Branded Stores in Ottawa and Kingston, including all equipment, furnishings and inventory into 2727765 Ontario Inc. (“272 Ontario”) and 2676053 Ontario Limited (“267 Ontario”), respectively, for purposes of completing FFI’s acquisition of the Branded Stores in accordance with AGCO requirements, and the AGCO issued retail operator licences and retail store authorizations in respect of the Ottawa and Kingston stores to 272 Ontario and 267 Ontario. On February 11, 2020, the Company completed the acquisition of the Ottawa location by way of its acquisition of all of the issued and outstanding shares of 272 Ontario for a total purchase price of $1,742,073 consisting of $1,110,073 in cash and 800,000 common shares of the Company. On February 27, 2020, the Company completed the acquisition of the Kingston location by way of its acquisition of all of the issued and outstanding shares of 267 Ontario for a total purchase price of $1,370,721 consisting of $153,099 in cash, settlement of the promissory note and accrued interest receivable and 933,333 common shares of the Company.

b)	Acquisition of the assets of Flora and Tridelion

On June 4, 2019, the Company and FFI entered into asset purchase agreements with Flora (Bernard) Enterprises Inc., Flora (Dawson) Enterprises Inc. and Tridelion Enterprises Inc. pursuant to which the Company proposed to acquire an aggregate of five cannabis retail stores in Kelowna, Kamloops, Vernon, Prince George and Quesnel, British Columbia subject to customary conditions including satisfaction of all licensing requirements. On November 22, 2019, FFI completed the acquisition of the cannabis retail store in Kelowna and submitted its application to the LCRB for a cannabis retail store licence, issuance of which remained a condition to delivery of the remainder of the purchase price.

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FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

Subsequent to the end of the fiscal year, the asset purchase agreements with Flora (Dawson) Enterprises Inc. and Tridelion Enterprises Inc. in respect of stores in Kamloops, Vernon, Prince George and Quesnel expired in accordance with their terms (note 12), and the Company and FFI entered into an amended and restated asset purchase agreement with Flora (Bernard) Enterprises Inc. in respect of a store in Kelowna ( which was completed on April 15, 2020). The purchase price consisted of $450,000 in cash including retention of deposits paid, $300,000 by way of a promissory note, and $1,397,055 (2,408,715 common shares of the Company).

c)	Conversion of LP Debentures

Subsequent to the year end, the provisions of the LP Debentures have been amended to provide for the forced conversion of the principal amount of Debentures by the Company at its sole discretion in the event the common shares of the Company have a closing trading price of not less than $0.70. Concurrently with the amendments, the Company has issued 12,223,638 common shares for the forced conversion of all remaining principal amount accrued and unpaid interest thereon.

d)	Commitment letter

Subsequent to the year end, on April 21, 2020, the Company entered into a commitment letter to obtain up to an aggregate amount of $10 million (with an option for an additional $5 million), non-dilutive credit facilities with ATB Financial. The new financing will be comprised of two separate loan facilities on a two-year term: a revolving credit facility in the amount of $5 million that bears a variable interest rate of 1.75% plus the ATB Financial prime rate currently at 2.45% for a total rate of 4.20%, and a term loan in the amount of $5 million that bears a variable interest rate of 1.50% plus the ATB Financial prime rate currently at 2.45% for a total rate of 3.95%. The Commitment Letter also includes an “accordion” option to increase the revolving facility by an additional $5 million, subject to ATB Financial’s consent and certain other customary conditions. Funding will become available under the Commitment Letter upon the Company satisfying all applicable conditions precedent. These credit facilities are subject to financial ratio covenants beginning in the 2021 fiscal year and are secured by the assets of the Company and its subsidiaries. Additional details on the credit facilities with ATB Financial can be found in the Company’s documents that will be filed on SEDAR at www.sedar.com.

e)	Private placements

Subsequent to the year end, on April 28, 2020, the Company completed two private placements for aggregate gross proceeds of up to $28 million (collectively, the “Offerings”). The Offerings are comprised of (i) a non-brokered private placement of up to 19,800 8.0% secured $1,000 principal amount convertible debentures (the “Convertible Debentures”) at a price of $1,000 per Convertible Debenture for aggregate gross proceeds of up to $19.8 million, and (ii) a non-brokered private placement of up to 8,200 subscription receipts (the “Subscription Receipts”) at a price of $1,000 per Subscription Receipt for aggregate gross proceeds of up to $8.2 million, subject to shareholder approval. Each Subscription Receipt shall be automatically converted into one $1,000 principal amount Convertible Debenture upon the satisfaction of certain escrow release conditions further described below. Additionally, Alimentation Couche-Tard Inc., through a wholly-owned subsidiary has exercised its participation rights in respect of the Offerings and received an additional (a) 3,523,705 Series A Warrants; (b) 11,048,651 Series B Warrants; and (c) 22,686,864 Series C Warrants.

The Convertible Debentures will mature on June 1, 2021, which date will be automatically extended to the date that is 24 months from the closing date in the event certain outstanding securities of the are converted, exercised or otherwise extinguished (the “Maturity Date”) as will be further set out in a debenture indenture to be entered into prior to closing of the Offerings. The principal amount of Convertible Debenture will be convertible at the holder’s option into common shares of the Company (the “Conversion Shares”) at any time prior to the Maturity Date at a conversion price of $0.50 per Conversion Share. The Company’s obligations under the Convertible Debentures will be secured by the assets of the Company and its subsidiaries.

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FIRE & FLOWER HOLDINGS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended February 1, 2020 and February 2, 2019
(In Canadian Dollars)

Subject to the approval of the TSX, which pursuant to the TSX policies requires the approval of the shareholders of the Company, in lieu of paying any interest accrued and payable in respect of the Convertible Debentures up to and including December 31, 2020 (or June 30, 2021 in the event the Maturity Date is extended), The Company may elect to add such accrued and unpaid interest to the then outstanding principal amount of Convertible Debentures.

The net proceeds of the offering of Subscription Receipts (the “Subscription Receipt Proceeds”) will be delivered to and held by a licensed Canadian trust company, in its capacity as subscription receipt agent. Upon the satisfaction and/or waiver of certain escrow release conditions (the “Escrow Release Conditions”) each Subscription Receipt will automatically be converted into a

$1,000 principal amount Convertible Debenture and the Subscription Receipt Proceeds will be released to the Company.

The Escrow Release Conditions shall include the Conversion Shares underlying the Convertible Debentures issuable upon conversion of the Subscription Receipts being conditionally approved for listing on the TSX and the completion, satisfaction or waiver of all conditions precedent to such listing, including the receipt of shareholder approval.

f)	COVID-19

Subsequent to the year end, COVID-19 has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures include the implementation of travel bans, self-imposed quarantine periods, social distancing and temporary closures of non-essential businesses. The Company has reacted by i) rapidly commissioning a Pandemic Response Team with focused on keeping its employees safe and healthy while ensuring the continuity and sustainability of its business; ii) implementing enhanced in-store procedures including increased and frequent cleaning, installation of safety shields, reduction of paper materials and ceasing acceptance of cash or product returns; iii) monitoring store performance, shopping patterns and employee availability on an ongoing basis to optimize operating hours and selectively close stores where required by law or otherwise appropriate to enhance the productivity of the network under the circumstances; iv) temporarily adapting its business model by moving towards exclusively servicing stores through the Spark Fastlane™ “click-and-collect” service that enables customers to order products online for fast pickup and payment in store; and v) offering curbside pickup and delivery options in Saskatchewan and Ontario. At the initial outset of the pandemic in mid-March, the Company experienced higher than normal sales, and sales have since normalized but may still be volatile. Although the Company’s services have been deemed an essential in the provinces it operates in, if the impact of COVID-19 continues for an extended period, it may materially adversely affect the business operations and future financial results.

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